                                                                  EXHIBIT 99(n)

                                    FORM F-2
                         ANNUAL REPORT UNDER SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993
                        FDIC CERTIFICATE NUMBER 22797-8

                                   METROBANK
                (Exact name of bank as specified in its charter)

                                   California
         (State or other jurisdiction of incorporation or organization)

                                   95-3271474
                    (I.R.S. Employer Identification Number)

               10900 Wilshire Boulevard, Los Angeles, California
                         (Address of Principal Office)

                                     90024
                                   (Zip Code)

                                 (310) 824-5700
                 (Bank's telephone number, including area code)

             Securities registered under Section 12(b) of the Act:
                           Common Stock, No Par Value
                                (Title of Class)

Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will not be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2. [ ]

                            American Stock Exchange
                  (Name of each exchange on which registered)

             Securities registered under Section 12(g) of the Act:
                                      None

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes  X     No ___

Aggregate Market Value of Common Stock held by Non-affiliates at March 28,
1994:    $32,318,440  (1)

Number of shares of Common Stock outstanding as of March 28, 1994:  4,756,672

Documents Incorporated by Reference:
1993 Annual Report Parts I, II and IV and 1993 Proxy Statement Parts I and III

(1) Non-affiliates are all shareholders except Directors, Executive Officers, and Principal Shareholders of the Bank.

                               TABLE OF CONTENTS

PART I                                                                                             PAGE
                                                                                                 NUMBER
Item 1.      Business                                                                             3
Item 2.      Properties                                                                           9
Item 3.      Legal Proceedings                                                                   10
Item 4.      Security Ownership of Certain Beneficial Owners and Management                      11

PART II

Item 5.      Market for the Bank's Common Stock and Related Security Holder Matters              12
Item 6.      Selected Financial Data                                                             13
Item 7.      Management's Discussion and Analysis of
             Financial Condition and Results of Operations                                       14
Item 8.      Consolidated Financial Statements and Supplementary Data                            29

PART III

Item 9.      Directors and Executive Officers of the Bank                                        30
Item 10.     Management Compensation and Transactions                                            30

PART IV

Item 11.     Exhibits, Financial Statement Schedules, and Reports on Form F-3                    31

EXHIBITS

- -        Exhibit Index                                                                           32
- -        Supplemental Schedules                                                                  35
- -        Schedule I    -  Securities                                                             36
- -        Schedule II   -  Loans to Officers, Directors, Principal Security
                          Holders, and any Associates of the Foregoing Persons                   37
- -        Schedule III  -  Loans and Lease Financing Receivables                                  38
- -        Schedule IV   -  Bank Premises and Equipment                                            39
- -        Schedule V    -  Investments in Income from Dividends and Equity in
                          Earnings or Losses of Subsidiaries and Associated Companies            40
- -        Schedule VI   -  Allowance for Possible Loan Losses                                     41

Signatures                                                                                       42

Consent of Independent Public Accountants                                                        44
Report of Independent Public Accountants on Supplementary Schedules                              45
Management's Report on Financial Information                                                     46

Exhibit 6.3 - 1993 Metrobank Annual Report

ITEM 1.  BUSINESS

GENERAL

     Metrobank (the Bank) is a California state chartered bank originally incorporated as a national association on January 16, 1979. The Bank offers a full range of commercial banking services, including the making of commercial loans, accounts receivable loans, various types of consumer loans, and real estate construction loans and commercial mortgage loans; the acceptance of checking, interest-bearing checking (NOW), money market, savings and time deposits; and the provision of traveler's checks, check guarantee, safe deposit and other customary non-deposit banking services. The Bank does not issue VISA or MasterCard credit cards, but is a merchant depository for cardholder drafts under both types of credit cards. At the present time the Bank does not have a trust department; however, the Bank makes arrangements with correspondent banks to provide trust services. The Bank also provides international banking services for its customers.

     Although the Bank offers certain consumer banking services as an accommodation to its existing business banking customers, the Bank does not emphasize this "retail" portion of its business. Accordingly, the Bank does not offer free checking accounts, Saturday or extended banking hours, or drive-through tellers. Management feels strongly that all banking services should be offered only if they are profitable and, if offered, should be charged for on a competitive basis unless the account relationship provides sufficient earnings through its demand deposit balances to more than offset the cost of the services provided. The Bank has recently begun to offer certain mutual funds and other non-deposit investments through an affiliation with Standard Chartered Bank. There have been no other significant changes in the kind of services offered by the Bank in the past three fiscal years.

     Metrobank converted from a national association to a California state chartered institution on November 1, 1988. Additionally, in 1988, the Bank received approval from the California State Banking Department to establish a wholly-owned subsidiary, Metrocorp, Inc. (Metrocorp), which could directly invest in real estate projects. The real estate plan filed with the State banking regulators allows Metrocorp to invest in the following types of projects: single family residences, apartment complexes, commercial office buildings, shopping centers, industrial projects or land development projects. Neither the Bank nor Metrocorp has made any investments in real estate since 1990 and do not contemplate any such investments in the future.

     As of December 31, 1993, Metrocorp had an investment in a low income housing project amounting to approximately $16.8 million. The Bank intends to hold this investment for a fifteen year period as part of its commitment to comply with the Community Reinvestment Act and has applied to the Federal Deposit Insurance Corporation for its consent to do so. Additionally, the Bank is able to take advantage of low income housing tax credits which are generated by the project which causes its effective tax rate for federal purposes to approximate the federal alternative minimum tax rate.

     In 1989, the Bank's wholly-owned subsidiary, Metrobancorp, purchased the Josi & Dold Insurance Agency. This entity, incorporated as Metrobancorp, provides a variety of insurance products to various individuals and businesses throughout Southern California. During June of 1992, the Bank transferred the operations of Metrobancorp into the Bank's operations. This transfer was effected to respond to recent legislation which prohibits subsidiaries of banks from providing insurance related services. During September 1993, the Bank sold the Josi & Dold Insurance Agency.


OFFICES

     The Bank's overall business plan is to become one of the prominent regional banks operating in Southern California, providing banking services primarily to entrepreneurs with companies that have sales volumes up to $50 million per annum. To attain this goal, the Bank strives to acquire high quality personnel and attractive and prominent facilities in communities that are well-recognized centers of commerce. This is reflected in the establishment of the Los Angeles Headquarters Office in the 17-story Murdock Plaza in the heart of Westwood at Wilshire and Westwood Boulevards; the South Bay Regional Head Office in the Del Amo Financial Center in Torrance; the Orange County Regional Head Office located in Koll Center in Newport Beach; the San Fernando Valley Regional Head Office located in the Warner Center Plaza in the West San Fernando Valley; and the San Diego Regional Head Office, located in the Mission Valley area of San Diego. In addition, the Bank maintains centralized loan, finance and administrative facilities in Torrance.

     The principal executive offices of the Bank are located at 10900 Wilshire Boulevard, Los Angeles, California 90024. The telephone number of the Bank is
(310) 824-5700.


COMPETITION

     The banking business in California, and specifically in the market area served by the Bank, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. The Bank competes for deposits and loans primarily with other commercial banks, including many of which are much larger than the Bank, as well as with non-bank financial institutions, including savings and loan associations, credit unions, and investment banking firms.

     Among the advantages which major banks have over Metrobank is the ability to conduct large advertising campaigns and to allocate their assets, including loans, to regions of highest demand and yield. Additionally, these institutions have higher lending limits than Metrobank.


LENDING ACTIVITIES

     The Bank primarily originates commercial, real estate construction, commercial mortgage, accounts receivable and other consumer loans through its lending division and through relationships its banking officers have created by way of prior business contacts, customer relationships presently at the Bank, or through the active solicitation of new business.

     The Bank's loan portfolio totalled approximately $566.2 million at December 31, 1993, an increase of approximately $38.2 million, or 7.2% from December 31, 1992. At December 31, 1993, the loan portfolio represented approximately 59.2% of the Bank's total assets.


COMMERCIAL AND ASSET BASED LOANS

     Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. These loans typically have maturities ranging from 30 days to 1 year. The Bank also makes "term loans" which have maturities normally ranging from one to five years. Short-term loans provide for periodic interest payments, with principal being paid quarterly or at maturity. Term loans normally provide for monthly payments of principal and interest. At December 31, 1993, commercial loans outstanding totalled $77.5 million.

      Asset based loans are made primarily to provide working funds to medium sized businesses. Such loans are provided on a revolving, non-notification basis with advances made against eligible receivables and inventory. These loans are variable rate, tied to the Bank's prime index. At December 31, 1993, outstanding asset based loans totalled $55.4 million.

     The Bank occasionally extends lines of credit to business customers. On business credit lines, the Bank specifies a maximum amount which it stands ready to lend the customer during a specified period in return for which the customer agrees to maintain its primary banking relationship with the Bank. The purposes for which such loans will be used and the security therefore, if any, are generally determined before the Bank's commitment is extended. Normally, the Bank does not make loan commitments in material amounts for periods in excess of one year.


REAL ESTATE LOANS

     The real estate loan portfolio consists primarily of real estate construction, commercial mortgage, and commercial loans secured by real estate. The construction loans typically have a maturity of six to twelve months, are variable rate, with principal due at maturity. It has been the policy of the Bank at the completion of the construction loan to request that the borrower secure permanent financing to pay off the interim construction loan. The commercial mortgage loans typically have a five year maturity, are variable rate with principal due at maturity. Commercial loans secured by real estate typically have maturities ranging from 30 days to 1 year, and "term loans" have maturities normally ranging from one to five years. Short-term loans provide for periodic interest payments, with principal being paid quarterly or at maturity.

Term loans normally provide for monthly payments of principal and interest. At December 31, 1993, real estate loans outstanding totalled $327.0 million.


CONSUMER LOANS

     Consumer loans are loans made to individuals and businesses, banker's acceptances, cash reserve and overdraft, and installment loans. These loans typically provide for the monthly payment of both principal and interest, with an interest rate that is competitive with current market interest rates and which may be fixed. The term of these loans vary from one day to five years. At December 31, 1993, consumer loans totalled $106.3 million.


LOAN LOSS RESERVE

     Reserves for losses on loans are established by the Bank's credit review committee in accordance with generally accepted accounting principles. Assets are classified in accordance with FDIC guidelines. As a general rule, the FDIC regulations require that problem assets be classified as either "Substandard", "Doubtful", or "Loss" depending on the likelihood that the loan will be collected. These regulations also require that the Bank charge off any "Loss" loan or establish a specific allowance for loan losses equal to the entire classified amount and that the Bank establish an appropriate amount of general allowances for loan losses on performing loans as well. During 1993, 1992 and 1991, Metrobank provided $8,820,000, $5,200,000 and $2,130,000, respectively, as a provision for estimated losses on loans or for real estate acquired through foreclosure. At December 31, 1993, 1992 and 1991, the Bank's loan loss reserve as a percentage of total loans was 2.31%, 1.91% and 1.69%, respectively.

     This increase in the Bank's loan loss reserve ratio in comparing 1993 to 1992 was due to the decision by management to increase the reserve to a level which was adequate to absorb known and inherent risks in the loan portfolio and take into account the increase in net charge-offs to total loans of 1.07% in 1993 compared to 0.64% in 1992. Additionally, the increase in reserves was necessary due to a general concern about the economic conditions in the Southern California area.


OTHER REAL ESTATE OWNED

     At December 31, 1993, the Bank had $5.7 million in real estate acquired in satisfaction of loans. The Bank records these properties at the lower of cost or fair value at the date of transfer to OREO (other real estate owned).

DEPOSITS

     Metrobank offers a variety of deposit accounts including passbook accounts, fixed-rate, fixed-term accounts, demand deposit accounts, money market accounts, and special purpose accounts (such as bankruptcy funds). The accounts vary as to terms, the principal differences being the minimum balance required, the maturity period, interest rate, the manner of paying interest, and withdrawal limitations and penalties. Interest rates paid and minimum balance requirements vary from time to time as determined by Metrobank in accordance with applicable regulations and changing market conditions. The Bank's policy has been to offer a wide variety of rates and savings plans to fit the needs of the deposit base while also conforming to the Bank's cash flow requirements. The table on pages 18 and 19 of Management's Discussion and Analysis sets forth the average balances outstanding for the period.

     At December 31, 1993, the Bank had concentrations of demand deposits within the escrow and title companies. To a large extent these deposits are generated as a result of the Bank's providing at no cost, various banking related services, or paying for others to provide such services. These expenses are allocated to the customer's accounts through an account analysis, whereby the customer is required to maintain minimum balances in their demand deposit account. Total demand deposits averaged $446.5 million for December of 1993, of this amount, approximately $259.5 million or 58.1% was escrow and title related.

     To respond to changes in the Bank's deposit structure, the Bank actively solicits time certificates of deposit, both locally and nationally. These deposits range in duration from 90 days to 1 year, for which the Bank pays market rates of interest on amounts of approximately $100,000. At December 31, 1993, approximately $66.9 million of the Bank's certificates of deposit were related to this funding source.


INTEREST RATE RISK MANAGEMENT

     The Bank manages interest rate risk through the Asset/Liability Management Committee (ALCO). In addition to managing the Bank's exposure to changes in interest rates, the ALCO Committee's responsibilities include managing the Bank's liquidity position, ensuring the Bank has adequate collateral to fund collateralized deposit growth gathering activities and borrowing activities, and to define operating strategies and implement such strategies through defining products, product pricing strategies and execution of financial transactions.

     The Bank's financial position and results of operation are effected by changes in the interest rate environment. Since interest-earning assets and interest-bearing liabilities have various repricings and maturities, changes in interest rates may result in an increase or decrease in net interest income.
It is the responsibility of the Bank's ALCO to manage its exposure to fluctuations in interest rate changes. An institution's interest rate sensitivity can be measured by its "gap" (which represents the difference between the maturities or rate change dates on interest earning assets and interest bearing liabilities within a period). In general, banks try to match the repricing intervals in amounts of their assets and liabilities to limit their sensitivity to interest rate fluctuations. Banks that are asset sensitive with more assets subject to repricing earlier than liabilities benefit in periods of rising interest rates because the assets command higher earnings rates earlier than the liabilities funding them and generate earnings that can be reinvested at higher rates. Banks that are liability sensitive benefit in periods of declining rates but suffer when rates increase because funding for comparatively lower yielding assets becomes more expensive. In a rising rate environment, liability sensitive banks need to pay more in interest to retain existing liabilities and maintain liquidity. To offset this exposure, the ALCO has several alternatives; it can extend the maturities of its time certificates of deposit, increase its relative mix of variable rate interest-earning assets or enter into off-balance sheet hedging transactions.


EMPLOYEES

     At December 31, 1993, the Bank employed 275 individuals including 5 executive officers and a total of 109 other officers. The Bank's employees are not represented by a union. The Bank has never experienced a work stoppage and management of the Bank believes that its employee relations are satisfactory. Management of the Bank also believes that the benefits provided by the Bank to its employees are competitive when compared to similar financial institutions.

ITEM 2.   PROPERTIES

     During the year ended December 31, 1993, the Bank leased office space at an aggregate annual rent of approximately $3.0 million. The space is used for the Bank's executive and business offices. The unexpired lease terms range from 4 months to 9 years with options to renew for up to 10 years. The average unexpired lease term of material leases is 7 years. The Murdock Plaza lease expires in 2001 (with an option to extend to 2011); the Del Amo Financial Center lease expires in 1995; the Koll Center lease expires in 2002 (with an option to extend to 2012); the Warner Center lease expires in 1999 (with an option to extend to 2005); the Mission Valley lease expires in 1995 (with 2 five year options to extend); the lease for the Bank's Administrative Loan Office in Torrance expires in 1995 (with a 5 year option to extend) and the lease for the Bank's deposit operations facilities at the Beaudry Plaza in Los Angeles expires in 1994. It is anticipated that this facility will relocate sometime during the second quarter of 1994 to another location in downtown Los Angeles.

     For additional information relating to the Bank's future leasehold commitments, see footnote 12 on page 26 of the Bank's 1993 Annual Report to Shareholders, attached as Exhibit 6.3 and incorporated herein by this reference.

ITEM 3.   LEGAL PROCEEDINGS

     The Bank is a defendant in a number of lawsuits which have arisen in the ordinary course of its business. It is the opinion of management of the Bank that although it is not possible to assess with certainty the ultimate outcome of some of these actions at the present time, resolution of the matters will not have a material adverse effect on either the Bank or any of its subsidiaries' financial condition or results of operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by Item 4 is omitted since the information called for is included in a definitive proxy statement which will be filed with the Federal Deposit Insurance Corporation within 120 days after the end of the most recent fiscal year and such proxy statement is incorporated herein by this reference.

                                    PART II

ITEM 5.   MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY HOLDER
          MATTERS

     For information concerning the market for the Bank's common stock and related security holder matters, see "Securities Activity" on page 32 of the Bank's 1993 Annual Report to Shareholders, attached hereto as Exhibit 6.3 and incorporated herein by this reference.

ITEM 6.   SELECTED FINANCIAL DATA

     For selected financial data concerning the Bank see "Selected Financial Data" on page 15 of the Bank's 1993 Annual Report to Shareholders, attached hereto as Exhibit 6.3 and incorporated herein by this reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

     Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It should be read in conjunction with the consolidated financial statements and related notes to the financial statements of the Bank appearing elsewhere in this report.


NET INTEREST INCOME

     The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposits and other liabilities). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as the difference between the relative amounts of average interest-earning assets and interest-bearing liabilities.

     The following table shows the average balances of the Bank's assets, liabilities, and shareholders' equity and the percentage distribution of the items computed using average daily balances for the periods indicated:



                                                          1993                             1992
                                                  ---------------------            ---------------------
     ($ IN THOUSANDS)                             AVERAGE        % OF              AVERAGE        % OF
                                                  BALANCE         TOTAL            BALANCE         TOTAL
                                                  ---------------------            ---------------------
ASSETS
    CASH AND CASH EQUIVALENTS                     $ 72,072         8.0%            $ 70,615         8.2%
    FEDERAL FUNDS SOLD                               8,217         0.9%               1,385         0.2%
    INVESTMENT SECURITIES                          238,696        26.6%             235,532        27.4%
    INVESTMENT IN REAL ESTATE                       18,558         2.1%              22,728         2.7%
    LOANS, NET                                     530,706        59.3%             499,628        58.2%
    ACCRUED INTEREST RECEIVABLE                      5,718         0.6%               5,713         0.7%
    OTHER REAL ESTATE OWNED, NET                     9,570         1.1%               8,554         1.0%
    PREMISES AND EQUIPMENT                           2,897         0.3%               3,200         0.4%
    OTHER ASSETS                                    10,134         1.1%              10,210         1.2%
                                                  --------       -----             --------       -----
        TOTAL ASSETS                              $896,568       100.0%            $857,565       100.0%
                                                  ========       =====             ========       =====

                                                              1993                             1992
                                                      ---------------------            ---------------------
     ($ IN THOUSANDS)                                 AVERAGE        % OF              AVERAGE        % OF
                                                      BALANCE         TOTAL            BALANCE         TOTAL
                                                      ---------------------            ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS:
    TIME CERTIFICATES                                 $139,714        15.6%            $170,269        19.9 %
    OTHER DEPOSITS                                     655,792        73.1%             576,693        67.2 %
                                                      --------       -----             --------       -----
       TOTAL DEPOSITS                                  795,506        88.7%             746,962        87.1 %


    SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
    AND FUNDS PURCHASED                                 29,625         3.3%              40,683         4.8 %
    ACCRUED INTEREST PAYABLE                               768         0.1%                 952         0.1 %
    OTHER LIABILITIES                                    9,129         1.0%              11,450         1.3 %
                                                      --------       -----             --------       -----
       TOTAL LIABILITIES                               835,028        93.1%             800,047        93.3 %


SHAREHOLDERS' EQUITY:
    COMMON STOCK                                        34,325         3.8%              34,304         4.0 %
    GUARANTEE OF ESOP LOAN                                (414)        0.0%              (1,217)       (0.1)%
    UNDIVIDED PROFITS                                   27,629         3.1%              24,431         2.8 %
                                                      --------       -----             --------       -----
       TOTAL SHAREHOLDERS' EQUITY                       61,540         6.9%              57,518         6.7 %

                                                      --------       -----             --------       -----
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $896,568       100.0%            $857,565       100.0 %
                                                      ========       =====             ========       =====



     The Bank's net interest income before provision for possible loan losses was $48.4 million for the year ended December 31, 1993 compared to $46.0 million for the year ended December 31, 1992. The increase in net interest income was primarily due to a $3.1 million decrease in interest expense. Net interest income was further enhanced by a $1.7 million increase in loan interest and fee income, and was offset by a $2.4 million decrease in investment interest income.

     The following table presents the average amounts outstanding for the major categories of the Bank's interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon:

    ($ IN THOUSANDS)                                           YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------
                                                      1993           1992            1991
                                                      ----           ----            ----
INTEREST-EARNING ASSETS:

FUNDS SOLD:
    AVERAGE OUTSTANDING                             $  8,217       $  1,385        $  1,640
    AVERAGE YIELD                                      2.92%          3.61%           5.24%
    INTEREST INCOME                                 $    240       $     50        $     86
                                                    --------       --------        --------
INVESTMENT SECURITIES:
    AVERAGE OUTSTANDING                             $238,696       $235,532        $204,204
    AVERAGE YIELD                                      6.50%          7.68%           8.36%
    INTEREST INCOME                                 $ 15,517       $ 18,083        $ 17,074
                                                    --------       --------        --------
GROSS LOANS:
    AVERAGE OUTSTANDING                             $542,466       $508,784        $449,190
    AVERAGE YIELD                                      8.35%          8.58%          10.45%
    INTEREST INCOME                                 $ 45,302       $ 43,631        $ 46,937
                                                    --------       --------        --------
TOTAL INTEREST-EARNING ASSETS:
    AVERAGE OUTSTANDING                             $777,813       $738,301        $655,034
    AVERAGE YIELD                                      7.85%          8.37%           9.79%
    INTEREST INCOME                                 $ 61,059       $ 61,764        $ 64,097
                                                    --------       --------        --------
INTEREST-BEARING LIABILITIES
NOW AND MONEY MARKET DEMAND ACCOUNTS:
    AVERAGE OUTSTANDING                             $272,092       $225,431        $164,443
    AVERAGE YIELD                                      2.34%          3.06%           5.15%
    INTEREST EXPENSE                                $  6,356       $  6,892        $  8,467
                                                    --------       --------        --------
SAVINGS DEPOSITS:
    AVERAGE OUTSTANDING                             $ 14,320       $ 19,757        $ 19,438
    AVERAGE YIELD                                      2.25%          2.98%           4.85%
    INTEREST EXPENSE                                $    322       $    589        $    942
                                                    --------       --------        --------
TIME DEPOSITS:
    AVERAGE OUTSTANDING                             $139,714       $170,269        $239,071
    AVERAGE YIELD                                      3.57%          3.91%           6.03%
    INTEREST EXPENSE                                $  4,990       $  6,659        $ 14,411
                                                    --------       --------        --------
SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE,
FUNDS PURCHASED AND OTHER LIABILITIES:
    AVERAGE OUTSTANDING                             $ 29,625       $ 40,683        $ 22,004
    AVERAGE YIELD                                      3.26%          4.10%           6.51%
    INTEREST EXPENSE                                $    966       $  1,666        $  1,432
                                                    --------       --------        --------
CAPITALIZED CARRYING COSTS                          $      0       $    (65)       $   (284)

TOTAL INTEREST-BEARING LIABILITIES:
    AVERAGE OUTSTANDING                             $455,751       $456,140        $444,956
    AVERAGE YIELD                                      2.77%          3.45%           5.61%
    INTEREST EXPENSE                                $ 12,634       $ 15,741        $ 24,968
                                                    --------       --------        --------
NET INTEREST INCOME:                                $ 48,425       $ 46,023        $ 39,129
AVG. NET YIELD ON INTEREST-EARNING ASSETS              6.23%          6.23%           5.97%
                                                    ========       ========        ========

    Interest and fee income decreased to $61.1 million in 1993 from $61.8 million in 1992. This decrease of $700,000 in interest and fee income is primarily attributable to a 118 basis point drop in the Bank's average rate for investment securities which reduced related investment income by approximately $2.4 million. A declining interest rate environment and re-investment of sold and matured investments in shorter maturities caused the decline. This decrease in investment income was partially offset by a $1.7 million increase in loan income which resulted from a $32 million increase in average loans outstanding, offset by a 20 basis point drop in the Bank's average rate for loans.

    The following table summarizes the maturity of the Bank's investment securities and their weighted average yield as of December 31, 1993:


                                                                                                WEIGHTED
                                                             PRINCIPAL       BOOK                AVERAGE
                                                              AMOUNT        VALUE                 YIELD
                                                             -------------------------------------------
                                                                            ($ IN  THOUSANDS)
TYPE AND MATURITY GROUPING
U.S. TREASURY SECURITIES - HELD FOR SALE:
    WITHIN ONE YEAR                                          $ 20,000       $ 20,140            3.66%
    AFTER ONE YEAR BUT WITHIN TWO YEARS                        10,000          9,992            4.07%
    AFTER TWO YEARS BUT WITHIN FIVE YEARS                      45,000         45,481            7.06%
    AFTER FIVE YEARS BUT WITHIN TEN YEARS                        -              -                  -
                                                              -------        -------            -----
         TOTAL U.S. TREASURY SECURITIES                      $ 75,000       $ 75,613            5.76%


U.S. TREASURY SECURITIES - HELD TO MATURITY:
    WITHIN ONE YEAR                                          $ 20,000       $ 20,094            7.62%
    AFTER ONE YEAR BUT WITHIN TWO YEARS                        40,000         41,213            5.56%
    AFTER TWO YEARS BUT WITHIN FIVE YEARS                      50,000         53,453            4.68%
    AFTER FIVE YEARS BUT WITHIN TEN YEARS                        -              -                  -
                                                              -------        -------            -----
                                                             $110,000       $114,760            5.51%

MORTGAGE-BACKED SECURITIES AND COLLATERALIZED
    MORTGAGE OBLIGATIONS:                                    $ 42,589       $ 43,367            6.38%

OTHER SECURITIES:
    OVER FIVE YEARS                                          $  2,975       $  2,975            3.82%
                                                              -------        -------            -----
         TOTAL OTHER SECURITIES                              $  2,975       $  2,975            3.82%

         TOTAL SECURITIES                                    $230,564       $236,715            5.73%
                                                             ========       ========            =====

    Interest expense decreased to $12.6 million for the year ended December 31, 1993 from $15.7 million for the year ended December 31, 1992. The decrease of $3.1 million is primarily attributable to a 66 basis point decrease in interest expense paid on interest bearing deposits. Inasmuch as the Bank funds its liquidity needs with short term interest bearing deposits, the frequent repricing of these deposits was affected by the substantial decrease in the interest rate environment.

    The following table summarizes certain information regarding the sources, types and amounts of certain of the Bank's average deposit balances during December 1993:





    ($ IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                            INTEREST                           PERCENT OF
                                                              DEMAND         BEARING          TOTAL            AVG. TOTAL
SOURCE OF DEPOSITS                                           DEPOSITS       DEPOSITS         DEPOSITS           DEPOSITS
- ---------------------------------------------------------------------------------------------------------------------------------
INSOLVENCY TRUSTEES                                          $ 39,743       $174,899         $214,642           25.0%

COMMERCIAL INDUSTRY                                           113,773         69,223          182,996           21.3%

ESCROW COMPANIES                                              178,529         30,574          209,103           24.3%

TITLE COMPANIES                                                80,981          2,135           83,116            9.7%

ENTERTAINMENT INDUSTRY                                         27,366         35,153           62,519            7.3%

OTHER INDUSTRY                                                  6,121        100,527          106,648           12.4%
                                                             --------       --------         --------          ------

    TOTAL                                                    $446,513       $412,511         $859,024          100.0%
                                                             ========       ========         ========          ======
- ---------------------------------------------------------------------------------------------------------------------------------

    The following table shows the Bank's average deposits for each of the periods indicated below, based upon average daily balances:


    ($ IN THOUSANDS)                                              YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------------------------------------------------------
                                            1993                                1992                               1991
                                  ---------------------------         -------------------------           -----------------------
                                  AVERAGE              % OF           AVERAGE              % OF           AVERAGE           % OF
                                  BALANCE              TOTAL          BALANCE              TOTAL          BALANCE           TOTAL
                                  ---------------------------         -------------------------           -----------------------
DEMAND DEPOSITS                   $369,380            46.4%           $331,505            44.4%           $243,935         36.6%

NOW & SUPER-NOW ACCTS               17,885             2.2%             14,156             1.9%             10,738          1.6%

SAVINGS ACCOUNTS                    14,320             1.8%             19,757             2.6%             19,438          2.9%

MONEY MARKET ACCOUNTS              254,207            32.0%            211,275            28.3%            153,705         23.0%

TIME CERTIFICATES OF DEPOSITS      139,714            17.6%            170,269            22.8%            239,071         35.9%
                                  -------------------------           -------------------------           ----------------------
    TOTAL DEPOSITS                $795,506           100.0%           $746,962           100.0%           $666,887        100.0%
                                  ========          =======           ========           ======           ========        ======



    The table below details the changes in interest income and interest expense by component, and the amount of change attributable to variations in interest rates, and variations in average balances.


                              YEAR ENDED 12/31/93 OVER 1992     YEAR ENDED 12/31/92 OVER 1991     YEAR ENDED 12/31/91 OVER 1990
                              -----------------------------     -----------------------------     -----------------------------
                               TOTAL                             TOTAL                             TOTAL
                              INCREASE     CHANGE    DUE TO:    INCREASE     CHANGE    DUE TO:    INCREASE     CHANGE     DUE TO:
($ IN THOUSANDS)              (DECREASE)    RATE     VOLUME     (DECREASE)    RATE     VOLUME     (DECREASE)    RATE      VOLUME
- -----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
- -----------------
INTEREST-EARNING
  DEPOSITS                      $    -    $    -      $   -       $    -     $   -      $   -       $     (7)    $   -      $    (7)
OTHER INTEREST INCOME                190       (10)       200           74        58         16         (963)       (331)      (632)
INVESTMENT SECURITIES             (2,565)   (2,771)       206        1,009    (1,325)     2,334       (2,970)       (127)    (2,843)
LOANS & BANKERS'
   ACCEPTANCES                     1,670    (1,011)     2,681       (3,416)   (8,104)     4,688        3,604      (3,474)     7,078
                                --------  --------    -------     --------   -------    -------     --------     -------    -------
TOTAL INTEREST INCOME               (705)   (3,792)     3,087       (2,333)   (9,371)     7,038         (336)     (3,932)     3,596
                                --------  --------    -------     --------   -------    -------     --------     -------    -------
INTEREST EXPENSE:
- -----------------
NOW AND MONEY MARKET
   DEMAND ACCOUNTS                  (537)   (1,627)     1,090       (1,568)   (3,398)     1,830         (188)       (924)       736
SAVINGS DEPOSITS                    (267)     (145)      (122)        (360)     (370)        10          (82)        (14)       (68)
TIME DEPOSITS                     (1,669)     (577)    (1,092)      (7,752)   (5,061)    (2,691)        (188)     (3,023)     2,835
FUNDS PURCHASED AND
   SECURITIES SOLD UNDER
   AGREEMENTS TO REPURCHASE         (699)     (338)      (361)         234      (350)       584         (507)       (483)       (24)
CAPITALIZED INTEREST                  65        -          65          219       -          219          826         826         -
                                --------  --------    -------     --------   -------    -------     --------     -------    -------
TOTAL INTEREST EXPENSE            (3,107)   (2,687)      (420)      (9,227)   (9,179)       (48)        (139)     (3,618)     3,479
                                --------  --------    -------     --------   -------    -------     --------     -------    -------
NET INTEREST INCOME             $  2,402  $ (1,105)   $ 3,507     $  6,894   $  (192)   $ 7,086     $   (197)    $  (314)   $   117
                                ========  ========    =======     ========   =======    =======     ========     =======    =======



     The Bank's net interest income was $46.0 million for the year ended December 31, 1992 compared to $39.1 million for the year ended December 31, 1991. The increase in net interest income from 1991 to 1992 was due primarily to a substantial decrease in interest expense. Net interest income increased further through the growth in investment interest income and was offset by a decrease in loan interest income and fees.

     Interest and fee income decreased to $61.8 million in 1992 from $64.1 million in 1991. This decrease of $2.3 million in interest and fee income in comparing 1992 to 1991 is primarily attributable to a 221 basis point drop in the Bank's average prime rate which more than offset the $60 million increase in average loans outstanding. This decrease in interest and fee income relating to the loan portfolio was offset by an increase in investment interest income. The average investment portfolio increased by $31.0 million during 1992 which offset the 67 basis point decrease in the yield of the portfolio. The decrease in yield on the portfolio was caused by the reinvestment of maturing investments and additional investments in comparable term securities yielding less due to the drop in U.S. Treasury yields which occurred during 1992.

     Interest expense decreased to $15.7 million for the year ended December 31, 1992 from $25.0 million for the year ended December 31, 1991. The decrease of $9.3 million in comparing 1992 to 1991 is primarily attributable to a 223 basis point decrease in interest expense paid on interest-bearing deposits. Because the Bank maintains primarily short term interest-bearing deposits, the frequent repricing of these deposits was greatly affected by the substantial decrease in interest rates. Additionally, average interest-bearing deposits decreased by $7.5 million in 1992 which added to the decrease in interest expense.


NON-INTEREST INCOME

     During 1993, the Bank recognized approximately $9.6 million in non-interest income as compared to $5.7 million in 1992 and $6.2 million in 1991. This increase of $3.9 million in comparing 1993 to 1992 was comprised primarily of a $3.3 million gain realized on the sale of $89 million of Treasury securities, an increase of $500,000 in income for Metrocorp, Inc. and a net $100,000 increase in all other non-interest income.

     The decrease of $500,000 in non-interest income in comparing 1992 to 1991 was due primarily to gains on the sale of other real estate owned in 1991 totalling $800,000, offset by an increase of $300,000 in gross rental income attributable to the Bank's low-income housing project which was placed in service during 1991.


PROVISION FOR POSSIBLE LOAN LOSSES

     The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Loans deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses. The adequacy of the allowance for possible loan losses is also evaluated relative to the level of non-performing loans (those for which principal or interest is past due more than 90 days and those on non-accrual status).

     The following table indicates the amounts which were allocated to the allowance for possible loan losses and the relationship of those amounts to net charge-offs and total gross loans for the periods indicated:


         ($ IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------
         PROVISION     NET CHARGE-      RESERVE            ALLOWANCE      RATIO OF
FISCAL   CREDITED TO   OFFS AGAINST     TRANSFERRED        BALANCE AT     ALLOWANCE TO
YEAR     ALLOWANCE     ALLOWANCE        FROM/(TO) OREO     YEAR END       GROSS LOANS
- ----------------------------------------------------------------------------------------------------
1993   $8,820          $5,818               -              $13,104         2.31%
1992    5,200           3,272               -               10,102         1.91%
1991    2,130             788              160               8,174         1.69%
1990    5,619           1,903             (160)              6,672         1.59%
1989    1,498             657               -                3,116         1.00%
1988    1,063             531               -                2,275         1.07%
- ----------------------------------------------------------------------------------------------------



     In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured; such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure ("OREO") may not be saleable for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

     In 1993, the provision for possible loan losses increased by approximately $3.6 million from the prior year. This increase was deemed necessary as loan charge-offs (net of recoveries) increased by $2.5 million. Additionally, management increased the ratio of its loan loss reserve to total loans from 1.91% as of December 31, 1992 to 2.31% as of December 31, 1993, as a result of management's assessment of its most recent charge-off experience and a general concern about the Southern California economy.

     Loan charge-offs (net of recoveries) for the year ended December 31, 1993 totalled approximately $5.8 million. This compares to the net charge-offs of $3.3 million for 1992. The increase in the Bank's charge-offs was primarily attributable to loans secured by real estate; of the $2.5 million increase, $2.1 million was real estate loan related while approximately $400,000 was commercial loan related. Loans secured by real estate represented 58% and 57% of the Bank's loan portfolio as of December 31, 1993 and December 31, 1992, respectively, while commercial loans represented 22% and 24% as of December 31, 1993 and December 31, 1992, respectively.

     The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the Southern California region. Inasmuch as this is the principal geographic area in which Metrobank conducts its business, this environment, as a result of the recession, has had an adverse impact on the Bank's asset quality.

As of December 31, 1993, the Bank had approximately $12.3 million of non-performing assets, compared to $17.3 million as of December 31, 1992, or 1.29% and 1.91% of total assets, respectively.

     The following is a breakdown on non-performing assets for the years ended December 31:


     ($ in thousands)                            1993         1992
                                                 ----         ----
Loans 90 days past due on accrual               $  1,096     $  1,572
Non-accrual loans                                  5,476        4,922
OREO/insubstance foreclosure                       5,745       10,834
                                                   -----       ------

Total non-performing assets                     $ 12,317     $ 17,328
                                                  ======       ======

Non-performing loans/gross loans                   1.16%        1.23%
Non-performing assets/total assets                 1.29%        1.91%


    The Northridge earthquake of January 17, 1994 is not expected, based on presently known information, to cause a material affect on the reported numbers but the impact on the business of all borrowers of the Bank is not yet known; if materially adverse to a significant number of borrowers, increased delinquencies in coming months might be expected.

     The following tables summarize the Bank's loan loss experience for the periods indicated:

                                                                                     Year Ended December 31,
                                                                                ------------------------------------
Balances ($ in thousands):                                                      1993            1992            1991
                                                                                ----            ----            ----
Loans:
    Average loans, net of reserves                                            $530,706        $499,628        $442,084
    Loans at end of period, net of reserves                                    553,125         517,850         475,474

Analysis of allowance for possible losses:
    Balance at beginning of period                                              10,102           8,174           6,672
    Loans charged off                                                           (6,526)         (3,559)         (1,479)
    Recoveries of loans previously charged off                                     708             287             691
                                                                              --------        --------         --------
         Net loans charged off                                                  (5,818)         (3,272)           (788)
    Reserve transferred from OREO                                                   -               -              160
    Provision for possible loan losses                                           8,820           5,200            2,130
                                                                              --------        --------         --------
         Balance at end of period                                             $ 13,104        $ 10,102         $  8,174
                                                                              ========        ========         ========

Ratios:
    Net loan charge-offs to average loans                                        1.10%           0.65%            0.18%
    Net loan charge-offs to loans at end of period                               1.05%           0.63%            0.17%
    Allowance for possible loans losses to average loans                         2.42%           1.99%            1.82%
    Allowance for possible loan losses at end of period                          2.31%           1.91%            1.69%
    Net loan charge-offs to allowance for possible loan losses                  44.40%          32.39%            9.64%
    Net loan charge-offs to provision for possible loan losses                  65.96%          62.92%           37.00%

Charge-offs:
    Commercial                                                                $  2,850        $  2,235         $    703
    Consumer                                                                       432             362              214
    Real estate                                                                  3,187             958              431
    Other                                                                           57               4              131
                                                                              --------        --------         --------
         Total                                                                $  6,526        $  3,559         $  1,479
                                                                              ========        ========         ========

Recoveries:
    Commercial                                                                $    317        $    142         $    319
    Consumer                                                                       137              59              220
    Real estate                                                                    218              65              152
    Other                                                                           36              21               -
                                                                              --------        --------         --------
         Total                                                                $    708        $    287         $    691
                                                                              ========        ========         ========


    The following table shows for the periods indicated the remaining maturity of fixed rate loans and the earliest possible repricing interval for variable rate loans for the Bank's loan portfolio:

    ($ IN THOUSANDS)                                DECEMBER 31,
                                          -------------------------------
                                            1993                   1992
                                            ----                   ----
IMMEDIATE OR ONE DAY                      $428,367               $402,593
THREE MONTHS OR LESS                        18,501                 15,027
THREE TO TWELVE MONTHS                      36,323                 28,914
ONE TO FIVE YEARS                           74,263                 72,621
OVER FIVE YEARS                              8,775                  8,797
                                          --------               --------
    TOTAL                                 $566,229               $527,952
                                          ========               ========

PROVISION FOR OREO AND REAL ESTATE INVESTMENT LOSSES

     During 1993, the Bank and Metrocorp, Inc. reduced OREO from $10.8 million at the end of 1992 to $5.7 million at the end of 1993. One new property was acquired and five properties were disposed of throughout the year and total provisions for real estate losses amounted to approximately $2 million for 1993, $2 million for 1992 and $600,000 for 1991.


NON-INTEREST EXPENSE

     For the year ended December 31, 1993, non-interest expense increased to $42 million from $39.2 million in 1992 and from $35.7 million in 1991. This increase of $2.8 million in 1993 was due primarily to an increase of $1 million in data processing and other services paid on behalf of certain depository relationships and is directly attributable to an increase in average non-interest bearing demand deposits increasing from $332 million during 1992 to $369 million during 1993. In addition, occupancy, furniture and equipment expense increased by $700,000; of this increase, $200,000 was related to an increase in occupancy expense and $350,000 was related to the Bank reversing an accrual associated with its Orange County facility during the third quarter of 1992. Personnel expense increased by $400,000 and $400,000 in goodwill associated with the Bank's insurance division was written off in the first quarter of 1993. Additionally, regulatory assessments increased by $300,000 as a result of an increase in FDIC insurance premiums, as well as the increase in our demand deposits.

     In comparing 1992 to 1991, the increase of $3.5 million was due primarily to increases of $1.4 million in personnel expense, $1.4 million in provision for OREO and insubstance foreclosures, $600,000 in operating expenses related to two Metrocorp, Inc. rental properties, $500,000 in professional services, $300,000 in regulatory assessments and $200,000 in all other non-interest expenses. Offsetting these increases was a $900,000 decrease in data processing and other services paid on behalf of certain depository relationships.


PROVISION FOR INCOME TAXES

     The Bank's provision for income taxes is lower than the statutory federal income tax rate mainly due to the utilization of tax credits associated with the Bank's low-income housing project. These tax credits, of which $1.5 million was utilized in 1993 and $1.5 million in 1992, amount to approximately $15 million in credits over a 10 year period. Through December 31, 1993, the Bank had utilized approximately $4 million in tax credits; the utilization of these tax credits is subject to certain alternative minimum tax restrictions. The effective tax rate used in computing net income was 16.3% in 1993, 20.7% in 1992 and 27.2% in 1991.

     In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement changes the method of computing income taxes for financial statement purposes by adopting the liability or balance sheet method under which the net deferred liability or asset is determined based on the tax effects of the differences between the book and tax basis of the various balance sheet assets and liabilities. Under this method, the computation of the net deferred tax liability or asset gives current recognition to changes in tax laws and rates. The Bank adopted SFAS No. 109 effective January 1, 1993 and prior years' financial statements have not been restated. Previously the Bank provided for income taxes under Accounting Principles Board Opinion No. 11, "Accounting For Income Taxes," under which the net deferred tax asset or liability was an accumulation of annual adjustments based on the tax effects of the book and tax income statement differences and was not adjusted for subsequent changes in tax laws and rates. The adoption of SFAS No. 109 in 1993 resulted in a $350,000 credit to the Bank's tax provision. The Revenue Reconciliation Act of 1993 is not expected to have a significant adverse impact on the Bank.


CAPITAL RESOURCES

     The Bank's shareholders' equity totalled $63.8 million as of December 31, 1993, which represents an increase of $4.5 million from shareholders' equity on December 31, 1992. This increase was due to net income for the year of $6 million, offset by dividends declared in the amount of $2.1 million, and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust (which is treated as a reduction of capital for financial statement purposes) of $575,000.

     The Bank's shareholders' equity totalled $59.3 million on December 31, 1992, which represents an increase of $3.5 million over shareholders' equity on December 31, 1991. This increase was due to net income for the year of $5.8 million, offset by dividends in the amount of $2.9 million and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $575,000.

     The Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, and the Comptroller of the Currency have adopted regulations that supplement the current regulatory capital requirements by establishing guidelines for calculating "risk-based" and "tier-one" capital ratios. These guidelines establish a framework that requires regulatory capital requirements to be risk adjusted. The risk-based capital ratio is determined by segregating assets and specified off-balance sheet commitments into four risk weighted categories, with higher levels of capital required for the categories perceived as representing greater risk. Under these guidelines, the Bank is required to maintain a risk- based capital ratio of 8.00% and a tier-one capital ratio of 4%. At December 31, 1993, the risk-based capital ratio of the Bank was 11.2% and its tier-one capital ratio was 10.0%. This is primarily because the Bank maintains a significant amount of treasury securities which are primarily pledged as collateral for bankruptcy related deposits or repurchase agreements with investment brokers and require a 0% risk weighting; additionally most of the Bank's loan commitments are for less than one year which also require a 0% risk weighting.

     The Bank was in compliance with all three capital requirements as of December 31, 1993, as follows:

                                                                   Tier         -------Risk-Based-----
    ($ in thousands)                                               Leverage     Tier-1          Total
                                                                   --------     -------         -----
Common stockholders' equity                                        $  63,752    $  63,752    $  63,752
General valuation allowance                                             -            -           7,975
                                                                   ---------    ---------    ---------

Total capital, as defined                                          $  63,752    $  63,752    $  71,727

Asset base, as defined                                             $ 921,852    $ 638,000    $ 638,000
                                                                   ---------    ---------    ---------

Actual capital ratio                                                   6.92%        9.99%       11.24%
                                                                      ------        ------      ------

Minimum required capital ratio (1)                                     6.50%        4.00%        8.00%
                                                                      ------        ------      ------

(1)  See discussion of mandated Tier 1 leverage ratio under "Regulatory
     Matters."


LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

     Liquidity, which primarily represents the ability of the Bank to meet fluctuations in its deposit structure and to provide for customer credit needs, is managed by the Bank's Asset/Liability Management Committee. Inasmuch as a significant portion of the Bank's deposit structure is concentrated in specialized industries (for example, escrow and title insurance companies) which closely parallel the real estate economy in Southern California, the Bank is subject to fluctuations in demand deposits due to trends in Southern California real estate activity. To mitigate this exposure, the Bank has increased its emphasis on other types of deposits, established an internal money desk operation, and to a lesser degree, relied upon the use of secured and unsecured lines of credit with correspondent banks, investment banking firms and the Federal Home Loan Bank. As of December 31, 1993, the Bank's money desk deposits totaled approximately $67 million and carried a weighted average interest rate of 3.86%. Of this amount, approximately $49 million, or 74% of the total money desk deposits were due to mature by the end of the first quarter of 1994 and carried a weighted average interest rate of 3.79%. Additionally, as of the end of 1993, the Bank had established unsecured credit facilities of $71 million, or 8% of total deposits, and secured credit facilities of $147 million, or 17% of total deposits. The combination of these facilities provides the Bank with secondary sources of liquidity of approximately $218 million, or 25% of total deposits.

     In addition to managing the liquidity requirements of the Bank, the Asset/Liability Management Committee reviews, recommends and implements changes in the asset and liability structure of the Bank's balance sheet. Presently, the relationship of interest sensitive assets to interest sensitive liabilities would cause an improvement in net interest margin in a falling rate environment. This would be caused primarily by the fact that the Bank's liabilities reprice more rapidly than its assets and, accordingly, the Bank's net interest income would increase.

     In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that an entity classify and account for its investments in equity securities that have readily determinable fair values and for all of its investments in debt securities as either trading, available for sale, or held to maturity, and report these investments at fair value or amortized cost as stipulated by SFAS No. 115. Investments and debt securities shall be classified as held to maturity and measured at amortized cost only if the Bank has a positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Securities classified as trading are carried at fair value with any unrealized gains or losses, net of tax, reflected in current earnings. At this time, the Bank does not operate a trading portfolio. Investments not classified as trading securities, nor as held to maturity
securities shall be classified as available for sale securities.    Securities
classified as available for sale are carried at fair value with any unrealized gains or losses, net of tax, reflected as an addition or reduction of equity, as appropriate. Management will adopt SFAS No. 115 during the first quarter of 1994. As of December 31, 1993, the Bank had $190 million in U.S. Treasury securities, $114 million of these securities were classified as held to maturity and $76 million as held for sale. These portfolios had net unrealized gains of $1.1 million and $2.8 million, respectively. Management expects to reclassify amounts currently held for sale as available for sale on adoption of SFAS No. 115.

     As of December 31, 1993, the book value, weighted-average maturity, weighted-average yield and net unrealized gain of each component of the Bank's securities portfolio is as follows:

                                                                        Weighted
                                                                        Average      Weighted-        Net
                                                                        Maturity     Average      Unrealized
    ($ in thousands)                                   Book Value       (Years)       Yield          Gain
                                                       ----------       -------       -----          -----
U.S. Treasury securities, held for sale                $  75,613        1.80          5.76%         $ 2,761
U.S. Treasury securities, held to maturity               114,760        2.40          5.51%           1,099
Mortgage-backed securities                                43,367        2.60          6.38%           1,548
Other securities                                           2,975           -          3.82%              -
                                                         -------                                      -----

                                                       $ 236,715                                    $ 5,408
                                                         =======                                      =====


    It is management's policy to maintain the maturities of a majority of its certificates of deposit in denominations of $100,000 or more to less than one year. The maturities of such certificates of deposit ("TCD's") were as follows for the period indicated:


                                       12/31/93
    ($ IN THOUSANDS)                     TCD'S
                                       $100,000 +
                                       ----------
IMMEDIATE OR ONE DAY                   $ 5,513
THREE MONTHS OR LESS                    21,185
THREE TO TWELVE MONTHS                  18,326
ONE TO FIVE YEARS                        3,666
OVER FIVE YEARS                             -
                                       -------
    TOTAL                              $48,690
                                       =======

REGULATORY MATTERS

     On July 6, 1993, the Bank entered into a Memorandum of Understanding (MOU) with the Federal Deposit Insurance Corporation (FDIC) which requires that certain actions be taken. The FDIC has mandated that the Bank reduce specified classified assets over a twelve-month period, maintain a tier-1 leverage ratio of at least 6.5%, and reduce its dependence on volatile liabilities to specified levels over time (volatile liabilities are defined as brokered deposits, money desk deposits, time deposits greater than or equal to $100,000, federal funds purchased, repurchase agreements and other borrowings and debt due in one year or less). The Bank must also seek regulatory approval prior to paying cash dividends. As of December 31, 1993, the Bank was in compliance with all of these requirements stipulated in the MOU and has requested and received approval to pay dividends for the past three quarters.


INFLATION

     The impact of inflation on the Bank differs significantly from that of industrial concerns, primarily because the Bank's assets and liabilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets to total assets (approximately 0.5% for each of the years ended December 31, 1993, 1992, and 1991) reduces both the potential of inflated earnings resulting from understated depreciation charges, and the potential significant understatement of absolute values. Inasmuch as a significant portion of the Bank's deposit base is associated with real estate activity in Southern California, the Bank would be impacted negatively should interest rates increase significantly in that a rise in interest rates would tend to slow real estate activity and accordingly cause deposits to shrink.

ITEM 8.                CONSOLIDATED FINANCIAL STATEMENTS
                             AND SUPPLEMENTARY DATA

     For consolidated financial statements of the Bank, see "Consolidated Statements of Financial Condition", "Consolidated Statements of Earnings", "Statements of Changes in Shareholders' Equity", "Consolidated Statements of Cash Flows", "Notes to Consolidated Financial Statements" and "Report of Independent Public Accountants" on pages 16 through 32 of the Bank's 1993 Annual Report to the Shareholders, attached hereto as Exhibit 6.3 and incorporated herein by this reference, and the "Consent of Independent Public Accountants" and "Report of Independent Public Accountants on Supplementary Schedules" at pages 44 through 45 herein. See also "Item 11 - Exhibits, Financial Statement Schedules, and Reports on F-3" herein.

                                    PART III

     Part III of this report (Items 9 and 10) is omitted since the information called for is included in a definitive proxy statement which will be filed with the Federal Deposit Insurance Corporation within 120 days after the end of the most recent fiscal year and such proxy statement is incorporated herein by this reference.

                                    PART IV

ITEM 11.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM F-3

A.   CONTENTS

     1.   CONSOLIDATED FINANCIAL STATEMENTS

     The following financial statements of the Bank are included in the Bank's 1993 Annual Report to Shareholders (Exhibit 6.3 hereto) and are incorporated herein by this reference.

          Consolidated Statements of Financial Condition
          Consolidated Statements of Earnings
          Consolidated Statement of Changes in Shareholders' Equity Consolidated Statement of Cash Flows
          Notes to Consolidated Financial Statements

     2.   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

     Schedules not appearing below are omitted because of the absence of conditions under which they are required or because they appear in the Notes to Financial Statements appearing in the 1993 Annual Report to Shareholders (Exhibit 6.3 hereto) and are incorporated herein by this reference.

     SCHEDULE I      SECURITIES

     The information required by Schedule I is incorporated herein by this reference to Note 3 of the Bank's Consolidated Financial Statements as contained on page 23 of the Bank's 1993 Annual Report to Shareholders (Exhibit 6.3 hereto).

     SCHEDULE II LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS

     See page 37 of this filing.

     SCHEDULE III    LOANS AND LEASE FINANCING RECEIVABLES

     The information required by Schedule III is incorporated herein by this reference to Note 5 of the Bank's Consolidated Financial Statements as contained on page 24 of the Bank's 1993 Annual Report to Shareholders (Exhibit 6.3 hereto).

     SCHEDULE IV     BANK PREMISES AND EQUIPMENT

     The information required by Schedule IV is incorporated herein by this reference to Note 7 of the Bank's Consolidated Financial Statements as contained on page 25 of the Bank's 1993 Annual Report to Shareholders (Exhibit 6.3 hereto).

     SCHEDULE V INVESTMENTS IN INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

     See page 40 of this filing.

     SCHEDULE VI     ALLOWANCE FOR POSSIBLE LOAN LOSSES

     The information required by Schedule VI is incorporated herein by this reference to Note 5 of the Bank's Consolidated Financial Statements as contained on page 24 of the Bank's 1993 Annual Report to Shareholders (Exhibit 6.3 hereto).


B.   REPORTS ON FORM F-3

     No reports on Form F-3 were filed this fiscal year ended December 31, 1993.



C.   EXHIBITS

Exhibit Number                              Description                                            Filing Status
- ---------------                             -----------                                            -------------
     1.1                     The Bank's Articles of Association as amended on           Incorporated by Reference to
                             October 6, 1983                                            Exhibit "A" to Form F-1
                                                                                        Registration Statement of the
                                                                                        Bank's 1983 Form F-2

     1.2                     The Bank's Articles of Incorporation effective             Incorporated by Reference to
                             November 1, 1988                                           Exhibit "1.2" to the Bank's 1988
                                                                                        Form F-2

     1.3                     The Bank's Bylaws as restated on February 25, 1986         Incorporated by Reference to
                                                                                        Exhibit "2.2" to the Bank's 1985
                                                                                        Form F-2

     1.4                    The Bank's Bylaws, effective November 1, 1988              Incorporated by Reference to
                                                                                       Exhibit "1.4" to the Bank's 1988
                                                                                       Form F-2

     3.1                    Copy of Bank's Incentive Stock Option Plan                 Incorporated by Reference to
                                                                                       Exhibit "D" to Form F-1
                                                                                       Registration Statement of the Bank

     3.2                    Copy of Murdock Plaza Lease                                Incorporated by Reference to
                                                                                       Exhibit "G" to Form F-1
                                                                                       Registration Statement of the Bank


     3.3                    Copy of Del Amo Financial Center Lease                     Incorporated by Reference to
                                                                                       Exhibit "H" to Form F-1
                                                                                       Registration Statement of the Bank

     3.4                    Copy of Koll Center Lease
                                                                                       Incorporated by Reference to
                                                                                       Exhibit "I" to Form F-1
                                                                                       Registration Statement of the Bank


     3.6                    Copy of Warner Center Lease                                Incorporated by Reference to
                                                                                       Exhibit "L" to the Bank's 1984
                                                                                       Form F-2


    3.10                    Copy of Beaudry Center Lease                               Incorporated by Reference to
                                                                                       Exhibit "3.10" to the Bank's 1988
                                                                                       Form F-2

    3.11                    Copy of Bank's Nonqualified Stock Option Plan              Incorporated by Reference to
                                                                                       Exhibit "E" to Form F-1
                                                                                       Registration Statement of the Bank

    3.12                    Copy of Bank's Stock Bonus Plan and Trust                  Incorporated by Reference to
                                                                                       Exhibit "F" to Form F-1
                                                                                       Registration Statement of the Bank

    3.13                    Copy of Bank's Employee Savings Plan                       Incorporated by Reference to
                                                                                       Exhibit "3.13" to the Bank's 1988
                                                                                       Form F-2

    3.14                    Metrobank Amended and Restated Employee Benefit            Incorporated by Reference to
                            Plan                                                       Exhibit "5.12" to the Bank's 1986
                                                                                       Form F-2

    3.15                    Metrobank Amended and Restated Employee Stock              Incorporated by Reference to
                            Ownership Trust Agreement                                  Exhibit "5.13" to the Bank's 1986
                                                                                       Form F-2

    3.16                    First Amendment to Metrobank Amended and Restated          Incorporated by Reference to
                            Employee Benefit Plan                                      Exhibit "5.14" to Bank's 1986 Form F-2

     6.3                    Copy of Bank's 1993 Annual Report to Shareholders          Incorporated by Reference to
                                                                                       Exhibit "6.3" to Bank's 1993 Form F-2

     9.1                    List of Subsidiaries                                       Incorporated by Reference to
                                                                                       Exhibit "9.1" to Bank's 1988 Form F-2

    10.1                    Copy of San Diego Office Lease                             Incorporated by Reference to
                                                                                       Exhibit "10.1" to Bank's 1991 Form F-2

    10.2                    Copy of Torrance Office Lease                              Incorporated by Reference to
                                                                                       Exhibit "10.2" to Bank's 1991 F-2

                             SUPPLEMENTAL SCHEDULES

                                   SCHEDULE I
                                   SECURITIES

     The information required by format F-9D is provided on page 23 of the Bank's 1993 Annual Report to Shareholders, attached hereto as Exhibit 6.3 and incorporated herein by this reference.

                                  SCHEDULE II
                LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY
              HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS


- ----------------------------------------------------------------------------------------------------
                             12/31/92                                                    12/31/93
NAME                         BALANCE          ADDITIONS             REPAYMENTS           BALANCE
- ----------------------------------------------------------------------------------------------------
Peter Caloyeras              $      -         $ 3,158,072           $ 2,129,173          $ 1,028,899

Robert Mayer                   6,457,500             -                   32,500            6,425,000

Rudy Markmiller                1,859,350          996,000               240,780            2,614,570

Wallace Wong                   3,903,508        1,343,218             1,717,001            3,529,725

All Others                        28,750             -                   28,750                 -
                             -----------      -----------           -----------          -----------

    Total                    $12,249,108      $ 5,497,290           $ 4,148,204          $13,598,194
                             ===========      ===========           ===========          ===========

                                  SCHEDULE III
                     LOANS AND LEASE FINANCING RECEIVABLES

    The information required by format F-9D is provided on page 24 of the Bank's 1993 Annual Report to Shareholders, attached hereto as Exhibit 6.3 and incorporated herein by this reference.

                                  SCHEDULE IV
                          BANK PREMISES AND EQUIPMENT

    The information required by format F-9D is provided on page 25 on the Bank's 1993 Annual Report to Shareholders, attached hereto as Exhibit 6.3 and incorporated herein by this reference.

                                   SCHEDULE V
          INVESTMENTS IN INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS
               OR LOSSES OF SUBSIDIARIES AND ASSOCIATED COMPANIES



- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       BANK'S
                                                                                                                PROPORTIONATE
                               PERCENT OF                           EQUITY IN                                         PART OF
SUBSIDIARIES                VOTING STOCK             TOTAL         UNDERLYING             AMOUNT OF                  EARNINGS
CONSOLIDATED                       OWNED        INVESTMENT         NET ASSETS             DIVIDENDS               THIS PERIOD
- ----------------------------------------------------------------------------------------------------------------------------------
METROCORP                   100%                $21,813,113        $21,813,113            $      -              100%
                            ----                -----------        -----------            ---------             ----
                                                $21,813,113        $21,813,113
                                                ===========        ===========

                                  SCHEDULE VI
                       ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The information required by format F-9D is incorporated herein by reference to Note 5 of the Bank's Consolidated Financial Statements provided on page 24 of the Bank's 1993 Annual Report to Shareholders, attached hereto as Exhibit
6.3 and incorporated herein by this reference.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    METROBANK
                                         ------------------------------



Date:    March 29, 1994                  By   /s/ David L. Buell
                                             ------------------------------
                                            David L. Buell
                                            Chairman of the Board
                                            Chief Executive Officer


    Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                                         Signature
                                        -----------


Date:    March 29, 1994               /s/ David L. Buell
                                      -----------------------------------------
                                      David L.  Buell
                                      Chief Executive Officer
                                      Chairman of the Board
                                      (principal executive officer) and Director



Date:    March 29, 1994               /s/ David P. Malone
                                      -----------------------------------------
                                      David P. Malone
                                      Executive Vice President
                                      Chief Financial Officer
                                      (principal financial officer)



Date:    March 29, 1994               /s/ Christopher T. Ishikawa
                                      -----------------------------------------
                                      Christopher T. Ishikawa
                                      First Vice President
                                      Controller
                                      (principal accounting officer)

                                         Signature
                                        -----------



Date:    March 29, 1994               /s/ Peter Caloyeras
                                      -----------------------------------------
                                      Peter Caloyeras, Director



                                      -----------------------------------------
                                      Seymour Carr, Director




                                      -----------------------------------------
                                      James W. Hobson, Director




Date:    March 29, 1994               /s/ Wallace Wong
                                      -----------------------------------------
                                      Wallace Wong, Director




Date:    March 29, 1994               /s/ Robert L. Mayer
                                      -----------------------------------------
                                      Robert L. Mayer, Director




Date:    March 29, 1994               /s/ Rudy B. Markmiller
                                      -----------------------------------------
                                      Rudy B. Markmiller, Director

                             ARTHUR ANDERSEN & CO.




                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference in this Annual Report on Form F-2 of Metrobank and subsidiaries of our report dated January 18, 1994 included in the 1993 Annual Report to Shareholders of Metrobank and subsidiaries.


Arthur Andersen & Co.
Los Angeles, California
January 18, 1994

                             ARTHUR ANDERSEN & CO.




      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY SCHEDULES


To the Shareholders and Board of Directors of Metrobank:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in the 1993 Annual Report to the Shareholders of Metrobank and subsidiaries (the Bank) included in this Form F-2, and have issued our report thereon dated January 18, 1994. Our audit was made for the purpose of forming an opinion on those consolidated statements taken as a whole. Schedules I through VI included in pages 36 through 40 are the responsibility of the Bank's management and are presented for purposes of complying with the Federal Deposit Insurance Corporation's rules and regulations and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen & Co.
Los Angeles, California
January 18, 1994

                  MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

The management of Metrobank is responsible for the preparation, integrity and fair presentation of the Bank's annual financial statements. The annual financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared the other information included in this annual report, and is responsible for its accuracy and consistency with the financial statements.

The annual financial statements referred to above have been audited by Arthur Andersen & Co., who have been given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the board of directors, and committees of the board. Management believes that all representations made to Arthur Andersen & Co. during the audit were valid and appropriate.

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting, defined to include Financial Statements and Consolidated Reports of Condition and Income (Call Reports), and the safeguarding and management of assets including loan underwriting and documentation. The system contains monitoring mechanisms and actions are taken to correct deficiencies identified.

Management has made its own assessment of the effectiveness of the Bank's internal control structure over financial reporting as of December 31, 1993, in relation to the criteria described in the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1993, Metrobank's internal control structure was effective in achieving the objectives stated above.

However, there are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to reliability of financial statements, and safeguarding and management of assets. Furthermore, the effectiveness of any internal control structure can change with changes in circumstances.

The Audit Committee of the Board of Directors meets regularly with Management, the independent public accountants, and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the financial statements and internal accounting controls. The independent public accountants and internal auditors have full and free access to the Audit Committee and meet with it, with and without Management being present, to discuss auditing and financial reporting matters.

Management is also responsible for compliance with federal and state laws and regulations concerning dividend restriction and regulations concerning loans to insiders designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

Management assessed its compliance with these designated laws and regulations referred to above relating to safety and soundness. Based on this assessment, management believes that Metrobank complied, in all material respects, with the designated laws and regulations relating to safety and soundness for the year ended December 31, 1993.

                                  METROBANK


                              1993 ANNUAL REPORT





                                 . . . . . .



                                F I F T E E N

                                  Y E A R S


                                 . . . . . .

                   Founded in 1978, Metrobank now ranks 10th
         in size out of 305 banks headquartered in Southern California as of September 30, 1993.



                                  . . . . . .



                                 F I F T E E N

                                   Y E A R S



                                  . . . . . .



                                   0FFICES



                                 Los Angeles


                                Newport Beach


                                   San Diego



                                   Torrance


                                 Woodland Hills

FINANCIAL HIGHLIGHTS



                Dollars in thousands,
                except per share amounts             1993            1992             1991           1990             1989
                Total assets                          $955,858        $905,083         $824,774       $744,521        $898,153

                Total deposits                         885,386         801,863          740,824        672,765         799,901

                Gross loans                            566,229         527,952          483,648        418,949         311,525

                Net earnings                             6,015           5,758            5,513          2,101           5,468

                Earnings per share                        1.26            1.21             1.16           0.44            1.33

                Shareholders' equity                  $ 63,752        $ 59,279         $ 55,761       $ 52,002        $ 51,904


                Metrobank is a financially strong, well-captitalized
                Southern California regional business bank providing a full range of personalized banking services to small and medium size companies, professionals, and affluent individuals through a network of five regional offices in three counties. Offices are located in Westwood, serving the West Los Angeles-Beverly Hills-Santa Monica area; in Warner Center, serving the San Fernando Valley; in Torrance, serving the South Bay; in Newport Beach, serving Orange County; and in Mission Valley, serving San Diego.






                1 | METROBANK

TO OUR SHAREHOLDERS



                Given the troubled economy of California and Southern California in particular, Metrobank in 1993 - our 15th year of operation - continued to perform in an excellent manner.


                We achieved record earnings of $6 million, or $1.26 per share (the second highest per share level in the Bank's history) compared to $5.8 million, or $1.21 per share in the previous year.


                As detailed later, Metrobank's assets, deposits and loans increased to record levels as well, while our capital position remained especially strong.


                In reflecting on 1993 performance, the management team of the Bank believes it was achieved under challenging economic circumstances primarily because of the Bank's adherence to prudent banking fundamentals. These values formed the Bank's foundation when we opened for business in 1979 with 13 employees in a small one-story office in Westwood. These principles have guided our growth to our present position as one of the largest independent and most respected business banks in Southern California.


                Our solid achievements in 1993 came in the midst of continued difficult economic times. California remained mired in the fourth year of a recession, even as the national economy slowly began recovery. While there were some signs of improvement in the northern and central parts of the state, the Southern California region - accounting for approximately 60 percent of the state's economy - remained particularly hard hit by the impact of staggering cutbacks in the defense and aerospace industry and the collapse of commer-

                2 | METROBANK

                                    [PHOTO]











                                        BOARD OF DIRECTORS

                                        (left to right)

                                        Sharon L. Canup
                                        Corporate Secretary and
                                        Corporate Senior Vice President

                                        Seymour J. Carr, DMD
                                        Professor (Emeritus)
                                        University of California, Los Angeles

                                        James W. Hobson
                                        Vice Chancellor (Emeritus)
                                        University of California, Los Angeles

                                        Wallace Wong
                                        Chief Executive Officer
                                        Cal-American Medical Supplies

                                        David L. Buell
                                        Chairman and Chief Executive Officer

                                        Rudy B. Markmiller
                                        President
                                        Network Courier Services

                                        Peter B. Caloyeras
                                        President
                                        Magnetika, Inc.

                                        Robert L. Mayer
                                        President
                                        The Robert Mayer Corporation

                                    [PHOTO]









EXECUTIVE MANAGEMENT

(seated, left to right)


David L. Buell
Chairman and Chief Executive Officer

Robert P. Bulseco
President and Chief Administrative
Officer

(standing, left to right)

David P. Malone
Executive Vice President and
Chief Financial Officer

Paul B. Alexander
Executive Vice President and
Chief Credit Officer

Paul W. Stroube
Executive Vice President,
Headquarters Office
                cial real estate development, creating an adverse ripple effect on the entire business environment.


                The severity of the recession caused 16 of California's banks to fail in 1993, 15 of them Southern California institutions. In addition, operating losses in many Southern California banks have forced them to reduce assets and service and even recapitalize.


                But at Metrobank, in addition to record earnings, total assets increased 5.6 percent in 1993 to $956 million from $905 million in 1992. Total deposits grew 10.3 percent to $885 million, from $802 million the previous year, and total loans increased 7.2 percent to $566 million, compared to $528 million the year before.


                We also continued to be one of Southern California's strongest capitalized banks. The year ended with a risk-based capital ratio of 11.2 percent, far in excess of the 8 percent minimum required by federal regulations, and a tier 1 capital ratio of 10.0 percent, also considerably in excess of the 4 percent minimum regulatory standard.


                On the negative side, in 1993 the Bank did incur the
                highest loan losses in our 15 years of operation. But we were fortunate to have structured our investment portfolio in such a manner to allow us to recognize a $3.3 million pre-tax gain from bond sales to offset this recessionary induced increase in
                loan losses.   Barring further deterioration in the economy,
                management does not foresee loan losses of this magnitude in the future.



                What are the historic core values and basic strengths that enabled Metrobank to perform well in 1993, and overall throughout its 15-year existence? The Bank's management summarizes them as follows:




                5 | METROBANK

                - A stable management history, during which the directors, chairman and chief executive officer, president, and a number of executive officers have been present since the founding year. A hard-working, dedicated and enthusiastic staff of employees plays an important role as well.


                - A conservative lending and investment philosophy that emphasizes capital strength and asset quality. Our long-term perspective focuses on developing solid financial improvement year after year rather than short-term goals.


                - A focus on individualized customer service delivered personally to our middle market and professional clients through five decentralized, autonomous regional head offices strategically located in prime centers of business throughout Southern California.


                Management is very pleased with the Bank's overall success during these first 15 years. As for near-term future prospects, we are guardedly optimistic.


                Guarded because for the last few years, the experts' annual predictions that our California economy will start to recover in a year or so - noted by us in prior annual reports - have proven not true to date. Indeed, last year's predictions for recovery by late 1994 have been pushed forward to early to mid 1995.


                Optimistic for two reasons. First, California's economy accounts for about 13 percent of the nation's gross domestic product and 12 percent of the nation's work force; California is bound to return to a stronger economic level, although not as robust as the expansionary period of the 1980's. Second, Metrobank's core values enable us to turn in consistently sound financial performance during economic downturns and - particularly important - positions us well to participate in the economy when it turns the corner and expands once again.


                6 | METROBANK

CAPITAL RATIOS - 1993                                          DEPOSITS




        [GRAPH]                                                 [GRAPH]






Government    Metrobank    Government  Metrobank              In millions
Required      Tier-1       Required    Risk-Based
Ratio         Capital to   Ratio       Capital to
              Asset Ratio              Asset Ratio





                                                            LOAN PORTFOLIO
GROSS LOANS                                                 CATEGORIES





  [GRAPH]                                                      [GRAPH]






In millions

                There is little doubt that the unexpectedly long
                Southern California recession has postponed Bank management's goal of generating for shareholders a 15 percent return on equity and a one percent return on assets. These measures were
                9.8 percent and 0.7 percent, respectively, in I993. But be assured that our primary financial objective continues to be to drive toward these important benchmarks of financial performance.


                Again, for excellent performance in 1993 - and especially for our overall successful 15 year history - thanks is owed to the extended Metrobank family - the board of directors, officers, staff, customers and shareholders - for their unwavering contributions and support.


                /s/ David L. Buell
                -----------------------
                David L. Buell

                Chairman and

                Chief Executive Officer



                /s/ Robert P. Bulseco           /s/ Paul B. Alexander
                ----------------------------    ----------------------------
                Robert P. Bulseco               Paul B. Alexander

                President and                   Executive Vice President and

                Chief Administrative Officer    Chief Credit Officer



                /s/ David P. Malone             /s/ Paul W. Stroube
                ----------------------------    -------------------------
                David P Malone                  Paul W. Stroube

                Executive Vice President and    Executive Vice President,

                Chief Financial Officer         Headquarters Office








        8 | METROBANK

15 YEAR HIGHLIGHTS





(Dollars in thousands, except dividends per share)      1979       1980      1981          1982       1983         1984        1985
Assets                                                $23,684     $57,457   $89,267      $157,591    $296,599    $325,091  $395,436
Deposits                                               18,993      48,650    75,898       133,892     266,656     298,435   359,241
Gross loans                                            13,291      36,782    60,899        94,534     123,255     140,800   155,119
Shareholders' equity                                    4,567       5,265     6,590        11,951      18,314      18,798    21,442
Dividends paid per share                              $  0.00     $  0.00   $  0.00      $   0.00    $   0.00    $   0.00  $   0.00



                                 1986        1987        1988        1989         1990        1991        1992        1993
Assets                       $670,368    $657,199    $830,995    $898,153     $744,521    $824,774    $905,083    $955,858
Deposits                      629,022     601,003     757,274     799,901      672,765     740,824     801,863     885,386
Gross loans                   167,707     174,049     213,208     311,525      418,949     483,648     527,952     566,229
Shareholders' equity           25,180      35,579      39,942      51,904       52,002      55,761      59,279      63,752
Dividends paid per share     $   0.00    $   0.10    $   0.10    $   0.12     $   0.22    $   0.40    $   0.57    $   0.60





9 | METROBANK

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It should be read in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements of the Bank appearing elsewhere in this report. The consolidated financial statements include the accounts of Metrobank (the "Bank"), a California state chartered bank, and its wholly owned subsidiaries, Metrocorp, Inc. and Metrobancorp.

NET INTEREST INCOME

The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposits and other liabilities). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as the difference between the relative amounts of average interest-earning assets and Interest-bearing liabilities.

The Bank's net interest income before provision for possible loan losses was $48.4 million for the year ended December 31, 1993 compared to $46.0 million for the year ended December 31, 1992. The increase in net interest income was primarily due to a $3.1 million decrease in interest expense. Net interest income was further enhanced by a $1.7 million increase in loan interest and fee income, and was offset by a $2.4 million decrease in investment interest income.

Interest and fee income decreased to $61.1 million in 1993 from $61.8 million in 1992. This decrease of $700,000 in interest and fee income is primarily attributable to a 118 basis point drop in the Bank's average rate for investment securities which reduced related investment income by approximately $2.4 million. A declining interest rate environment and reinvestment of sold and matured investments in shorter maturities caused the decline. This decrease in investment income was partially offset by a $1.7 million increase in total loan income which resulted from a $32 million increase in average loans outstanding, offset by a 20 basis point drop in the Bank's average rate for loans.

Interest expense decreased to $12.6 million for the year ended December 31, 1993 from $15.7 million for the year ended December 31, 1992. The decrease of $3.1 million is primarily attributable to a 66 basis point decrease in interest expense paid on interest bearing deposits. Inasmuch as the Bank funds its liquidity needs with short term interest bearing deposits, the frequent repricing of these deposits was affected by the substantial decrease in the interest rate environment.

The Bank's net interest income was $46.0 million for the year ended December 31, 1992 compared to $39.1 million for the year ended December 31, 1991. The increase in net interest income from 1991 to 1992 was due primarily to a substantial decrease in interest expense. Net interest income increased further through the growth in investment interest income and was offset by a decrease in loan interest income and fees.

Interest and fee income decreased to $61.8 million in 1992 from $64.1 million in 1991. This decrease of $2.3 million in interest and fee income in comparing 1992 to 1991 is primarily attributable to a 221 basis point drop in the Bank's average prime rate which more than offset the $60 million increase in average loans outstanding. This decrease in interest and fee income relating to the loan portfolio was offset by an increase in investment interest income. The average investment portfolio increased by $ 31.0 million during 1992 which offset the 67 basis point decrease in the yield of the portfolio. The decrease in yield on the portfolio was caused by the reinvestment of maturing investments and additional investments in comparable term securities yielding less due to the drop in U.S. Treasury yields which occurred during 1992.

Interest expense decreased to $15.7 million for the year ended December 31, 1992 from $25.0 million for the year ended December 31, 1991. The decrease of $9.3 million in comparing 1992 to 1991 is primarily attributable to a 223 basis point decrease in interest expense paid on interest-bearing deposits. Because the Bank maintains primarily short term interest-bearing deposits, the frequent repricing of these deposits was greatly affected by the substantial decrease in interest rates. Additionally, average interest-bearing deposits decreased by $7.5 million in 1992 which added to the decrease in interest expense.



10 | METROBANK

The table below details the changes in interest income and interest expense by component, and the amount of change attributable to variations in interest rates, and variations in average balances.



                                    Year ended December 31, 1993      Year ended December 31, 1992    Year ended December 31, 1991
                                              over 1992                         over 1991                       over 1990
                                    ----------------------------      ----------------------------    ----------------------------
                                       Total                             Total                           Total
                                    Increase      Change Due To:      Increase      Change Due To:    Increase      Change Due To:
Dollars in thousands               (Decrease)     Rate    Volume     (Decrease)     Rate    Volume   (Decrease)     Rate    Volume
INTEREST INCOME
Interest--earning deposits          $     --     $    --   $   --      $    --      $   --    $   --    $   (7)       $  --   $  (7)
Other interest income                    190         (10)     200           74          58        16      (963)        (331)   (632)
Investment securities                 (2,565)     (2,771)     206        1,009      (1,325)    2,334    (2,970)        (127) (2,843)
Loans & bankers acceptances            1,670      (1,011)   2,681       (3,416)     (8,104)    4,688     3,604       (3,474)  7,078
                                    -----------------------------------------------------------------------------------------------
Total interest income                   (705)     (3,792)   3,087       (2,333)     (9,371)    7,038      (336)      (3,932)  3,596
                                    -----------------------------------------------------------------------------------------------

INTEREST EXPENSE:
NOW and money market demand
  accounts                              (537)     (1,627)   1,090       (1,568)     (3,398)    1,830      (188)        (924)    736
Savings deposits                        (267)       (145)    (122)        (360)       (370)       10       (82)         (14)    (68)
Time deposits                         (1,669)       (577)  (1,092)      (7,752)     (5,061)   (2,691)     (188)      (3,023)  2,835
Funds purchased and securities
  sold under agreements to
  repurchase                            (699)       (338)    (361)         234        (350)      584      (507)        (483)    (24)
Capitalized interest                      65          --       65          219          --       219       826          826      --
                                    -----------------------------------------------------------------------------------------------
Total interest expense                (3,107)     (2,687)    (420)      (9,227)     (9,179)      (48)     (139)      (3,618)  3,479
                                    -----------------------------------------------------------------------------------------------
Net interest income                 $  2,402     $(1,105)  $3,507      $ 6,894      $ (192)   $7,086    $ (197)       $(314)  $ 117
                                    ===============================================================================================




NON-INTEREST INCOME

During 1993, the Bank recognized approximately $9.6 million in non-interest income as compared to $5.7 million in 1992 and $6.2 million in 1991. This increase of $ 3.9 million in comparing 1993 to 1992 was comprised primarily of a $ 3.3 million gain realized on the sale of $89 million of Treasury securities, an increase of $ 500,000 in income for Metrocorp, Inc. and a net $100,000 increase in all other non-interest income.


The decrease of $500,000 in non-interest income in comparing 1992 to 1991 was due primarily to gains on the sale of other real estate owned in 1991 totalling $800,000, offset by an increase of $300,000 in gross rental income attributable to the Bank's low-income housing project which was placed in service during 1991.



PROVISION FOR POSSIBLE LOAN LOSSES

The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Loans deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses.

The following table indicates the amounts which were allocated to the allowance for possible loan losses and the relationship of those amounts to net charge-offs and total gross loans for the periods indicated:



                                                              Net
                                     Provision        Charge-Offs           Reserve         Allowance        Ratio of
                                   Credited to            Against       Transferred        Balance at    Allowance to
(Dollars in thousands)               Allowance          Allowance    from/(to) OREO          Year End     Gross Loans
FISCAL YEAR
1993                                 $8,820             $5,818         $       --             $13,104       2.31%
1992                                  5,200              3,272                 --              10,102       1.91%
1991                                  2,130                788                160               8,174       1.69%
1990                                  5,619              1,903               (160)              6,672       1.59%
1989                                  1,498                657                 --               3,116       1.00%
                                     ============================================================================

In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured; such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure ("OREO") may not be sold for an amount sufficient to offset the entire amount of the loan and costs associated with




11 | METROBANK
foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

In 1993, the provision for possible loan losses increased by approximately $3.6 million from the prior year. This increase was deemed necessary as loan charge-offs (net of recoveries) increased by $2.5 million. Additionally, management increased the ratio of its loan loss reserve to total loans from 1.91% as of December 31, 1992 to 2.31% as of December 31, 1993, as a result of management's assessment of its most recent charge-off experience and a general concern about the Southern California economy.

Loan charge-offs (net of recoveries) for the year ended December 31, 1993 totalled approximately, $5.8 million. This compares to the net charge-offs of $3.3 million for 1992. The increase in the Bank's charge-offs was primarily attributable to loans secured by real estate; of the $2.5 million increase, $2.1 million was real estate loan related while approximately $400,000 was commercial loan related. Loans secured by real estate represented 58% and 57% of the Bank's loan portfolio as of December 31, 1993 and December 31, 1992, respectively, while commercial loans represented 22% and 24% as of December 31, 1993 and December 31, 1992, respectively.

The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the Southern California region. Inasmuch as this is the principal geographic area in which Metrobank conducts its business, this environment, as a result of the recession, has had an adverse impact on the Bank's asset quality. As of December 31, 1993, the Bank had approximately $12.3 million of non-performing assets, compared to $17.3 million as of December 31, 1992, or 1.29% and 1.91% of total assets, respectively.

The following is a breakdown on non-performing assets for the years ended December 31:

                                                         1993            1,992
Loans 90 days past due on accrual                      $ 1,096          $ 1,572
Non-accrual loans                                        5,476            4,922
Other real estate owned/insubstance foreclosure          5,745           10,834
                                                       ------------------------
Total non-performing assets                            $12,317          $17,328
                                                       ========================
Non-performing loans/gross loans                          1.16%            1.23%
Non-performing assets/total assets                        1.29%            1.91%



PROVISION FOR OREO AND REAL ESTATE INVESTMENT LOSSES

During 1993, the Bank and Metrocorp, Inc. reduced OREO from $10.8 million at the end of 1992 to $5.7 million at the end of 1993. One new property was acquired and five properties were disposed of throughout the year and total provisions for real estate losses amounted to approximately $2 million for 1993, $2 million for 1992 and $600,000 for 1991.

NON-INTEREST EXPENSE

For the year ended December 31, 1993, non-interest expense increased to $42 million from $39.2 million in 1992 and from $35.7 million in 1991. This increase of $2.8 million in 1993 was due primarily, to an increase of $1 million in data processing and other services paid on behalf of certain depository relationships and is directly attributable to an increase in average non-interest bearing demand deposits increasing from $332 million during 1992 to $369 million during 1993. In addition, occupancy, furniture and equipment expense increased by $700,000; of this increase, $200,000 was related to an increase in occupancy expense and $350,000 was related to the Bank reversing an accrual associated with its Orange County facility during the third quarter of 1992. Personnel expense increased by $400,000 and $400,000 in goodwill associated with the Bank's insurance division was written off in the first quarter of 1993. Additionally, the regulatory assessments increased by $300,000 as a result of an increase in FDIC insurance premiums, as well as the increase in our demand deposits.

In comparing 1992 to 1991, the increase of $3.5 million was due primarily, to increases of $1.4 million in personnel expense, $1.4 million in provision for OREO and insubstance foreclosures, $600,000 in operating expenses related to two Metrocorp, Inc. rental properties, $500,000 in professional services, $300,000 in regulatory assessments and $2,000,000 in all other non-interest expenses. Offsetting these increases was a $900,000 decrease in data processing and other services paid on behalf of certain depositors, relationships.

PROVISION FOR INCOME TAXES

The Bank's provision for income taxes is lower than the statutory federal income tax rate mainly due to the utilization of tax credits associated with the Bank's low-income housing project. These tax credits, of which $1.5 million was utilized in 1993 and $1.5 million in 1992, amount to approximately $15 million in credits over a 10 year period. Through December 31, 1993,



12 | METROBANK
the Bank had utilized approximately $4 million in tax credits; the utilization of these tax credits is subject to certain alternative minimum tax restrictions. The effective tax rate used in computing net income was 16.3% in 1993, 20.7% in 1992 and 27.2% in 1991.

In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement changes the method of computing income taxes for financial statement purposes by adopting the liability or balance sheet method under which the net deferred liability or asset is determined based on the tax effects of the differences between the book and tax basis of the various balance sheet assets and liabilities. Under this method, the computation of the net deferred tax liability or asset gives current recognition to changes in tax laws and rates. The Bank adopted SFAS No. 109 effective January 1, 1993 and prior years' financial statements have not been restated. Previously the Bank provided for income taxes under Accounting Principles Board Opinion No. 11, "Accounting For Income Taxes," under which the net deferred tax asset or liability was an accumulation of annual adjustments based on the tax effects of the book and tax income statement differences and was not adjusted for subsequent changes in tax laws and rates. The adoption of SFAS No. 109 in 1993 resulted in a $350,000 credit to the Bank's tax provision. The Revenue Reconciliation Act of 1993 is not expected to have a significant adverse impact on the Bank.


CAPITAL RESOURCES
The Bank's shareholders' equity totalled $63.8 million as of December 31, 1993, which represents an increase of $4.5 million from shareholders' equity on December 31, 1992. This increase was due to net income for the year of $6 million, offset by dividends declared in the amount of $2.1 million, and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust (which 'is treated as a reduction of capital for financial statement purposes) of $575,000.

The Bank's shareholders' equity totalled $59.3 million on December 31, 1992, which represents an increase of $3.5 million over shareholders' equity on December 31, 1991. This increase was due to net income for the year of $5.8 million, offset by dividends in the amount of $2.9 million and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $575,000.

The Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, and the Comptroller of the Currency have adopted regulations that supplement the current regulatory capital requirements by establishing guidelines for calculating "risk-based" and "tier-one" capital ratios. These guidelines establish a framework that requires regulatory capital requirements to be risk adjusted. The risk-based capital ratio is determined by segregating assets and specified off-balance sheet commitments into four risk weighted categories, with higher levels of capital required for the categories perceived as representing greater risk. Under these guidelines, the Bank is required to maintain a risk-based capital ratio of 8.00% and a tier-one capital ratio of 4%. At December 31, 1993, the risk-based capital ratio of the Bank was 11.2% and its tier-one capital ratio was 10.0%. This is primarily because the Bank maintains a significant amount of treasury securities which are primarily pledged as collateral for bankruptcy related deposits or repurchase agreements with investment brokers and require a 0% risk weighting; additionally most of the Bank's loan commitments are for less than one year which also require a 0% risk weighting.

The Bank was in compliance with all three capital requirements as of December 31, 1993, as follows:

                                                                                   Risk-Based
                                                      Tier I             -----------------------------
                                                    Leverage                  Tier I             Total
Common stockholders' equity                        $ 63,752             $ 63,752             $ 63,752
General valuation allowance                              --                   --                7,975
                                                   --------------------------------------------------
Total capital, as defined                          $ 63,752             $ 63,752             $ 71,727
                                                   ==================================================
Asset base, as defined                             $921,852             $638,000             $638,000
                                                   ==================================================
Actual capital ratio                                   6.92%                9.99%               11.24%
                                                   ==================================================
Minimum required capital ratio(1)                      6.50%                4.00%                8.00%
                                                   ==================================================

(1)  See discussion of mandated Tier I leverage ratio under "Regulatory
     Matters."


LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

Liquidity, which primarily represents the ability of the Bank to meet fluctuations in its deposit structure and to provide for customer credit needs, is managed by the Bank's Asset/Liability Management Committee. Inasmuch as a significant portion of the Bank's deposit structure is concentrated in specialized industries (for example, escrow and title insurance companies) which closely parallel the real estate economy in Southern California, the Bank is subject to fluctuations in demand deposits

13 | METROBANK
due to trends in Southern California real estate activity. To mitigate this exposure, the Bank has increased its emphasis on other types of deposits, established an internal money desk operation, and to a lesser degree, relied upon the use of secured and unsecured lines of credit with correspondent banks, investment banking firms and the Federal Home Loan Bank. As of December 31, 1993, the Bank's money desk deposits totaled approximately $67 million and carried a weighted average interest rate of 3.86%. Of this amount, approximately $49 million, or 74% of the total money desk deposits were due to mature by the end of the first quarter of 1994 and carried a weighted average interest rate of 3.79%. Additionally, as of the end of 1993, the Bank had established unsecured credit facilities of $71 million, or 8% of total deposits, and secured credit facilities of $147 million, or 17% of total deposits. The combination of these facilities provides the Bank with secondary sources of liquidity of approximately $218 Million, or 25% of total deposits.

In addition to managing the liquidity requirements of the Bank, the Asset/Liability Management Committee reviews, recommends and implements changes in the asset and liability structure of the Bank's balance sheet. Presently, the relationship of interest sensitive assets to interest sensitive liabilities would cause an improvement in net interest margin in a falling rate environment. This would be caused primarily by the fact that the Bank's liabilities reprice more rapidly than its assets and, accordingly, the Bank's net interest income would increase.

In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that an entity classify and account for its investments in equity securities that have readily determinable fair values and for all of its investments in debt securities as either trading, available for sale, or held to maturity, and report these investments at fair value or amortized cost as stipulated by SFAS No. 115. Investments and debt securities shall be classified as held to maturity and measured at amortized cost only if the Bank has a positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Securities classified as trading are carried at fair value with any unrealized gains or losses, net of tax, reflected in current earnings. At this time, the Bank does not operate a trading portfolio. Investments not classified as trading securities, nor as held to maturity securities shall be classified as available for sale securities. Securities classified as available for sale are carried at fair value with any unrealized gains or losses, net of tax, reflected as an addition or reduction of equity, as appropriate. Management will adopt SFAS No. 115 during the first quarter of 1994. As of December 31, 1993, the Bank had $190 million in U.S. Treasury securities, $114 million of these securities were classified as held to maturity and $76 million as held for sale. These portfolios had net unrealized gains of $1.1 million and $2.8 million, respectively. Management expects to reclassify amounts currently held for sale as available for sale on adoption of SFAS No. 115.

As of December 31, 1993, the book value, weighted-average maturity, weighted-average yield and net unrealized gain of each component of the Bank's securities portfolio is as follows:

                                                                                                               Net
                                                                Weighted Average         Weighted-      Unrealized
                                                  Book Value    Maturity (Years)     Average Yield            Gain
U.S. Treasury securities, held for sale             $ 75,613                1.80             5.76%          $2,761
U.S. Treasury securities, held to maturity           114,760                2.40             5.51%           1,099
Mortgage-backed securities                            43,367                2.60             6.38%           1,548
Other securities                                       2,975                  --             3.82%              --
                                                    --------                                                ------
                                                    $236,715                                                $5,408
                                                    ========                                                ======


REGULATORY MATTERS

On July 6, 1993, the Bank entered into a Memorandum of Understanding (MOU) with the Federal Deposit Insurance Corporation (FDIC) which requires that certain actions be taken. The FDIC has mandated that the Bank reduce specified classified assets over a twelve-month period, maintain a tier-1 leverage ratio of at least 6.5%, and reduce its dependence on volatile liabilities to specified levels over time (volatile liabilities are defined as brokered deposits, money desk deposits, time deposits greater than or equal to $100,000, federal funds purchased, repurchase agreements and other borrowings and debt due in one year or less). The Bank must also seek regulatory approval prior to paying cash dividends. As of December 31, 1993, the Bank was in compliance with all of these requirements stipulated in the MOU and has requested and received approval to pay dividends for the past three quarters.


INFLATION

The impact of inflation on the Bank differs significantly from that of industrial concerns, primarily because the Bank's assets and liabilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets (approximately .5% for each of the years ended December 31, 1993, 1992 and 1991) reduces both the potential of inflated earnings resulting from understated depreciation charges, and the potential significant understatement of absolute values.



14 | METROBANK

SELECTED FINANCIAL DATA

The following summarizes selected financial data concerning the Bank for the years indicated. The selected financial data should be read in conjunction with the Bank's Consolidated Financial Statements and Notes relating thereto, included elsewhere herein:

(Dollars in thousands, except per share data)

                                                                      1993         1992            1991         1990           1989
EARNINGS SUMMARY
Interest income                                                  $  61,059    $  61,764       $  64,097    $  64,433      $  61,855
Interest expense                                                    12,634       15,741          24,968       25,107         21,736
                                                                 ------------------------------------------------------------------
Net interest income                                                 48,425       46,023          39,129       39,326         40,119
Provision for possible loan losses                                   8,820        5,200           2,130        5,619          1,498
                                                                 ------------------------------------------------------------------
Net interest income after provision
  for possible loan losses                                          39,605       40,823          36,999       33,707         38,621
Noninterest income                                                   9,583        5,661           6,238        5,983          3,163
Noninterest expense                                                 42,005       39,227          35,660       36,339         33,472
                                                                 ------------------------------------------------------------------
Earnings before income taxes                                         7,183        7,257           7,577        3,351          8,312
Provision for income taxes                                           1,168        1,499           2,064        1,250          2,844
                                                                 ------------------------------------------------------------------
Net earnings                                                     $   6,015    $   5,758       $   5,513    $   2,101      $   5,468

PRINCIPAL BALANCE SHEET ITEMS (AS OF END OF PERIOD)
Investment securities                                            $ 236,715    $ 248,912       $ 209,104    $ 202,956      $ 252,636
Federal funds sold                                                  70,000           --          30,000       25,000        130,000
Total loans -- gross                                               566,229      527,952         483,648      418,949        311,525
Total loans -- net                                                 553,125      517,850         475,474      412,277        308,409
Total assets                                                       955,858      905,083         824,774      744,521        898,153
Total deposits                                                     885,386      801,863         740,824      672,765        799,901
Total shareholders' equity                                          63,752       59,279          55,761       52,002         51,904
                                                                 ------------------------------------------------------------------
PRINCIPAL BALANCE SHEET ITEMS (AVERAGE)
Investment securities                                            $ 238,696    $ 235,532       $ 204,204    $ 237,764      $ 351,062
Fed funds sold                                                       8,217        1,385           1,640       12,730         30,974
Total loans -- gross                                               542,466      508,784         449,190      384,867        253,150
Total loans -- net                                                 530,706      499,628         442,084      380,466        250,588
Total assets                                                       896,568      857,565         755,398      748,549        762,760
Total deposits                                                     795,506      746,962         666,887      659,249        696,814
Total shareholders' equity                                          61,540       57,518          53,679       53,458         41,982
                                                                 ------------------------------------------------------------------
SHARE DATA
Net earnings per common share                                    $    1.26    $    1.21       $    1.16    $    0.44      $    1.33
Dividends declared per common share                              $    0.45    $    0.60       $    0.43    $    0.31      $    0.12
Dividends paid per common share                                  $    0.60    $    0.57       $    0.40    $    0.22      $    0.12
Book value per share                                             $   13.40    $   12.47       $   11.74    $   10.95      $   10.96
Number of shares used in earnings per
  share calculation(1)                                           4,755,829    4,754,172       4,750,172    4,749,180      4,123,726
Number of shares used in book value
  per share calculation(2)                                       4,756,672    4,754,172       4,750,172    4,750,172      4,737,722
                                                                 ------------------------------------------------------------------
SELECTED RATIOS
Return on average shareholders' equity (net earnings divided
  by average shareholders' equity)                                     9.8%        10.0%           10.3%         3.9%          13.0%
Return on average assets (net earnings divided
  by average total assets)                                             0.7%         0.6%            0.7%         0.3%           0.7%
Equity to assets (average equity divided
  by average total assets)                                             6.8%         6.7%            7.1%         7.1%           5.5%
Average gross loans to average
  total assets                                                        60.5%        59.3%            5.94%       51.4%          33.1%
Average gross loans to average total
  deposits                                                            68.1%        68.1%           67.3%        58.3%          36.3%
                                                                 ------------------------------------------------------------------

(1) Earnings per common share are based upon the weighted average number of common shares outstanding during each period.
(2) The number of shares used in computing the book value per share is the number of common shares outstanding at the end of each period.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and the Board of Directors of Metrobank:

We have audited the accompanying consolidated statements of financial condition of METROBANK (a California chartered state bank) (the Bank) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metrobank and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.





Arthur Andersen & Co.



Los Angeles, California
January 18, 1994

 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


(Dollars in thousands, except for number of shares)              December 31,                         1993              1992
ASSETS

Cash and cash equivalents                                                                             $ 56,148           $ 86,164
Federal funds sold                                                                                      70,000                  -
Investment securities (approximate market value of $242,123 and $256,801 at
   December 31, 1993, and 1992, respectively)                                                          236,715            248,912
Loans, net (gross $566,229 and $527,952 at December 31, 1993,
   and 1992, respectively)                                                                             553,125            517,850
Accrued interest receivable                                                                              5,431              5,978
Other real estate owned, net                                                                             5,745             10,834
Premises and equipment, net                                                                              2,855              3,120
Investments in real estate                                                                              16,823             19,167
Other assets                                                                                             9,016             13,058
                                                                                                      ---------------------------
                                                                                                      $955,858           $905,083
                                                                                                      ===========================


LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
  Time certificates                                                                                   $110,485           $119,770
  Other deposits                                                                                       774,901            682,093
                                                                                                      ---------------------------
                                                                                                       885,386            801,863
Securities sold under agreement to repurchase and federal funds purchased                                1,100             32,695
Accrued interest payable                                                                                   372                444
Other liabilities                                                                                        5,248             10,802
                                                                                                      ---------------------------
Total liabilities                                                                                      892,106            845,804
Commitments and contingencies (Notes 12, 16)
Shareholders' equity:
   Preferred stock, no par value:
     Authorized - 15,000,000 shares as of December 31, 1993 and 1992
     Outstanding - none
   Common stock, no par value:
     Authorized - 25,000,000 shares as of December 31, 1993 and 1992
     Outstanding - 4,756,672 and 4,754,172 shares as of December 31, 1993 and 1992,
       respectively                                                                                     34,333             34,310
   Guarantee of ESOP loan                                                                                 (288)              (863)
   Retained earnings                                                                                    29,707             25,832
                                                                                                      ---------------------------
     Total shareholders' equity                                                                         63,752             59,279
                                                                                                      ---------------------------
                                                                                                      $955,858           $905,083
                                                                                                      ===========================

The accompanying notes are an integral part of these consolidated statements.

17 | METROBANK

 CONSOLIDATED STATEMENTS OF EARNINGS



(Dollars in thousands,
except per share amounts and number of shares)        Years ended December 31,        1993                1992           1991

INTEREST AND FEE INCOME
Loans                                                                            $   45,278         $   43,521     $   46,937
U.S. Treasury securities                                                             12,020             11,896          9,230
Obligations of U.S. government agencies                                                  --                788          2,386
Other securities                                                                      3,497              5,399          5,408
Other interest income                                                                    24                110             50
Federal funds sold                                                                      240                 50             86
                                                                                 --------------------------------------------
                                                                                     61,059             61,764         64,097
INTEREST EXPENSE
Time certificates of deposit                                                          4,990              6,659         14,411
Other deposits                                                                        6,678              7,481          9,409
Funds purchased and securities sold under agreements to repurchase                      966              1,532          1,239
Capitalized carrying costs                                                               --                (65)          (284)
Other interest expense                                                                   --                134            193
                                                                                 --------------------------------------------
                                                                                     12,634             15,741         24,968
                                                                                 --------------------------------------------
Net interest income                                                                  48,425             46,023         39,129
Provision for possible loan losses                                                    8,820              5,200          2,130
                                                                                 --------------------------------------------
   Net interest income after provision for possible loan losses                      39,605             40,823         36,999

NON-INTEREST INCOME
Service charges on deposit accounts                                                   1,337              1,301          1,108
Gain on sales of securities                                                           3,285                 --             --
Other noninterest income                                                              4,961              4,360          5,130
                                                                                 --------------------------------------------
                                                                                      9,583              5,661          6,238
NON-INTEREST EXPENSE
Personnel expense                                                                    15,984             15,595         14,228
Occupancy, furniture and equipment expense                                            5,217              4,546          4,955
Provision for OREO                                                                    2,026              2,018            638
Other noninterest expense                                                            18,778             17,068         15,839
                                                                                 --------------------------------------------
                                                                                     42,005             39,227         35,660
                                                                                 --------------------------------------------
   Earnings before income taxes                                                       7,183              7,257          7,577
 Provision for income taxes                                                           2,618              2,999          3,126
 Income tax credit                                                                   (1,450)            (1,500)        (1,062)
                                                                                 --------------------------------------------
                                                                                      1,168              1,499          2,064
   Net earnings                                                                  $    6,015         $    5,758          5,513
                                                                                 ============================================
   Earnings per share                                                            $     1.26         $     1.21     $     1.16
                                                                                 ============================================
Weighted average shares outstanding                                               4,755,829           4,754,172     4,750,172
                                                                                 ============================================


The accompanying notes are an integral part of these consolidated statements.



18 |  METROBANK

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' EQUITY


                                                                       Common Stock
                                                                     -----------------   Guarantee
                                                                                                of    Retained
(Dollars in thousands)     Three years ended December 31, 1993       Shares     Amount   ESOP Loan    Earnings      Total
Balance, December 31, 1990                                        4,750,172    $34,273     $(1,726)    $19,455    $52,002
  $0.43 per share cash dividend                                          --         --          --      (2,042)    (2,042)
  Reduction in guarantee of indebtedness for ESOP                        --         --         288          --        288
  Net earnings                                                           --         --          --       5,513      5,513
                                                                  -------------------------------------------------------
Balance, December 31, 1991                                        4,750,172    $34,273     $(1,438)    $22,926    $55,761
  $0.60 per share cash dividend                                          --         --          --      (2,852)    (2,852)
  Exercise of stock options                                           4,000         37          --          --         37
  Reduction in guarantee of indebtedness for ESOP                        --         --         575          --        575
  Net earnings                                                           --         --          --       5,758      5,758
                                                                  -------------------------------------------------------
Balance, December 31, 1992                                        4,754,172    $34,310     $  (863)    $25,832    $59,279
  $0.45 per share cash dividend(1)                                       --         --          --      (2,140)    (2,140)
  Exercise of stock options                                           2,500         23          --          --         23
  Reduction in guarantee of indebtedness for ESOP                        --         --         575          --        575
  Net earnings                                                           --         --          --       6,015      6,015
                                                                  -------------------------------------------------------
Balance, December 31, 1993                                        4,756,672    $34,333     $  (288)    $29,707    $63,752
                                                                  =======================================================

(1) $0.60 per share cash dividend was paid during 1993. Fourth quarter 1993 cash dividend of $0.15 was declared in 1994.

The accompanying notes are an integral part of these consolidated statements.

19 | METROBANK

CONSOLIDATED STATEMENTS OF CASH FLOWS




(Dollars in thousands)
Increase (decrease) in cash and cash equivalents           Years ended December 31,         1993          1992           1991
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                              $   6,015    $   5,758      $   5,513
                                                                                        -------------------------------------
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES
Amortization (accretion) of investment securities                                           2,111          266         (1,013)
Depreciation and amortization of premises and equipment                                       999          879            977
Provision for possible loan losses                                                          8,820        5,200          2,130
Provision for OREO and insubstance foreclosures                                             2,026        2,018            638
Provision for real estate losses                                                              197          639             --
(Gain) loss on sale of other real estate owned                                                (95)          11           (773)
(Gain) on sale of securities                                                               (3,285)          --             --
Goodwill amortization                                                                         429           64             63
Interest capitalized                                                                           --          (65)          (284)
(Increase) decrease in deferred taxes                                                      (2,232)      (2,731)           101
(Increase) decrease in accrued interest receivable                                            547         (363)         1,106
(Increase) decrease in other assets                                                         5,843       (2,993)         7,360
(Decrease) in accrued interest payable                                                        (72)        (493)          (842)
Increase (decrease) in other liabilities                                                   (4,979)        (854)         3,045
                                                                                        -------------------------------------
   Total adjustments                                                                       10,309        1,578         12,508
                                                                                        -------------------------------------
   Net cash provided by (used in) operating activities                                     16,324        7,336         18,021
                                                                                        -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities                                                        (145,023)    (124,663)       (65,022)
Proceeds from principal payments and maturities of investment securities                   69,578       84,589         59,887
Proceeds from sales of investment securities                                               88,816           --             --
Loan fundings, net of principal collected                                                 (43,689)     (57,099)       (69,036)
Proceeds from sale of other real estate owned                                               2,384        1,133          8,766
Purchase of premises and equipment                                                           (734)        (741)          (426)
(Increase) decrease in real estate investments                                              2,344        6,653           (332)
(Increase) decrease in banker's acceptances                                                   886          (10)          (268)

Net cash provided by (used in) investing activities                                       (25,438)     (90,138)       (66,431)
                                                                                        -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, NOW and money market, and
   savings accounts                                                                        92,808      149,605        116,259
Net (decrease) of certificates of deposit                                                  (9,285)     (88,566)       (48,200)
Increase (decrease) in repurchase agreements                                              (31,595)      18,285          6,191
Dividends paid                                                                             (2,853)      (2,709)        (1,901)
Stock options exercised                                                                        23           37             --
                                                                                        -------------------------------------
    Net cash provided by (used in) financing activities                                    49,098       76,652         72,349
                                                                                        -------------------------------------
Net increase (decrease) in cash and cash equivalents                                       39,984       (6,150)        23,939
Cash and cash equivalents, beginning of year                                               86,164       92,314         68,375
Cash and cash equivalents,  end of year                                                 $ 126,148    $  86,164      $  92,314
                                                                                        =====================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                                                             $  12,800    $  16,299      $  26,904
   Income taxes                                                                             3,603        4,230            905
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Guarantee of ESOP loan                                                                  $    (575)   $    (575)     $    (288)
Foreclosed real estate loans                                                                6,358        5,588          3,777
                                                                                        =====================================

The accompanying notes are an integral part of these consolidated statements.



20 | METROBANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The consolidated financial statements include the accounts of Metrobank (the "Bank"), a California state chartered bank, and its wholly owned subsidiaries, Metrocorp, Inc. and Metrobancorp. Material intercompany accounts and transactions have been eliminated. Certain items in the 1992 financial statements have been reclassified to conform to the presentation contained in the 1993 statements.

The accounting and reporting policies of the Bank and its subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. The following are descriptions of the more significant policies.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities
Investment securities are stated at cost, with any discount or premium accreted or amortized to maturity using the effective interest method. Adjustments to the lower of cost or market value are made if Management does not intend to or is financially unable to hold the security to maturity, or if a decline in value indicates a possible impairment of the ability to recover principal. Realized gains and losses are determined on a specific identification basis.

The Bank will adopt the Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. SFAS No. 115 requires that an entity classify and account for its investments in equity securities that have readily determinable fair values and for all of its investments in debt securities as either trading, available for sale, or held to maturity, and report these investments at fair value or amortized cost as stipulated by SFAS No. 115. Investments and debt securities shall be classified as held to maturity and recorded at amortized cost only if the Bank has a positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Securities classified as trading shall be carried at fair value with any unrealized gains or losses, net of tax, reflected in current earnings. At this time, the Bank does not have a trading portfolio. Investments not classified as either held to maturity or trading securities shall be classified as available for sale securities. Securities classified as available for sale shall be carried at fair value with any unrealized gains or losses, net of tax, reflected as an addition or reduction to a separate component of shareholders' equity, as appropriate.

Loans
Loans are carried at face amount, less payments, the allowance for possible loan losses, unearned fees and unearned discounts. Interest income is accrued principally on a simple interest basis. Unearned interest on certain consumer loans is recognized in income on a sum-of-the digits method, which approximates a constant yield over the life of the loan. Loan fees and direct origination costs are deferred and amortized as an adjustment to income and yield over the life of the loan agreement using a level yield method.

In general, loans are placed on a non-accrual basis when there is significant doubt as to the collectibility of interest or principal, or when interest or principal becomes 90 days past due, unless the loan is well secured and in the process of collection. Interest accrued but uncollected is reversed when a loan is placed on a non-accrual basis. Loans are restored to an accrual basis only when payments are current and the borrower has demonstrated an ability and an intent to perform in accordance with the terms of the loan agreement.

21 |  METROBANK

Allowance for Possible Loan Losses
The allowance for possible loan losses is based upon Management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the nature of the loan portfolio, economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by loan losses, net of recoveries.

Investments in Real Estate
Real estate investments are stated at the lower of cost or net realizable value. The Bank captilizes interest on funds disbursed during the active construction phases of real estate development projects. The Bank has made no investments in real estate since 1990 and does not contemplate any such investments in the future.

Premises and Equipment
Premises and equipment are carried at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized over the term of the respective lease or the estimated useful life of the property, whichever is shorter.

Other Real Estate Owned (OREO)
Real estate acquired in satisfaction of loans and insubstance foreclosures are reported as other real estate owned. Insubstance foreclosures are properties in which a borrower with little or no equity in the collateral effectively abandons control of the property or has no economic interest to continue involvement in the property. These loans are recorded at the lower of the loan balance or the fair value of the property. Insubstance foreclosures and properties acquired by foreclosure or deed in lieu of foreclosure are transferred to OREO and are recorded at the lower of the loan balance on the property at the date of transfer or the fair value of the property constructively or actually received. Any adjustments to the carrying amount of these loans prior to transfer are charged against the allowance for possible loan losses. Subsequent operating expenses or income, reduction in estimated values, and gains or losses on disposition of such properties are charged to current operations. Gains or losses on sale are recorded in conformity with standards which apply to the accounting for sales of real estate. Losses that result from the ongoing periodic valuation of these properties are charged against OREO reserves or to OREO provision in the period in which they are identified.

Income Taxes
When income and expenses are recognized in different periods for financial reporting purposes and income tax purposes, deferred taxes are provided on such timing differences. These result primarily from the provision for loan and real estate losses, discount accretion and timing differences between book and tax depreciation methods on fixed assets. The Bank adopted SFAS No. 109, "Accounting for Income Taxes" on January 1, 1993, which supersedes Accounting Principle Bulletin Opinion 11. The statement maintains the liability method of SFAS No. 96 for recognition and measurement of income taxes, but simplifies the computational complexity of implementation and allows recognition of deferred tax assets. Management implemented SFAS No. 109 on a prospective basis which resulted in a reduction to tax expense of approximately $350,000.

Earnings Per Share
Earnings per common share are based on the weighted average number of shares outstanding during the period. Stock options have been excluded from the computation of earnings per share, as their effect is not material for the years ended December 31, 1993, 1992 and 1991.

2. FEDERAL RESERVE REQUIREMENT

All depository institutions are required to maintain reserves on transaction deposits in the form of balances at the Federal Reserve Bank. The average reserve requirements for the Bank were $31,018,000 and $27,969,000 during the years ended December 31, 1993 and 1992, respectively.

22 | METROBANK

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in debt securities at December 31, 1993 are as follows:

                                                            Gross                  Gross
                                  Amortized            Unrealized             Unrealized                   Estimated
(Dollars in thousands)                 Cost                 Gains                 Losses                Market Value
U.S. Treasury securities           $190,373                $4,258                 $(398)                    $194,233
Mortgage-backed securities           43,367                 1,564                   (16)                      44,915
Other securities                      2,975                    --                    --                        2,975
                                   ---------------------------------------------------------------------------------
                                   $236,715                $5,822                 $(414)                    $242,123
                                   =================================================================================

The amortized cost and estimated market values of investments in debt securities at December 31, 1992 are as follows:

                                                            Gross                        Gross
                                  Amortized            Unrealized                        Unrealized        Estimated
(Dollars in thousands)                 Cost                 Gains                        Losses         Market Value
U.S. Treasury securities           $184,895                $6,298                        $(168)             $191,025
Mortgage-backed securities           61,337                 1,926                         (167)               63,096
Other securities                      2,680                    --                           --                 2,680
                                   ---------------------------------------------------------------------------------
                                   $248,912                $8,224                        $(335)             $256,801
                                   =================================================================================

The amortized cost and estimated market value of debt securities at December 31, 1993 and 1992, by contractual maturity, are shown below. Mortgage-backed securities are listed separately as their estimated average lives vary according to changes in interest rates. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. In general, these investments at December 31, 1993 have estimated average lives of between one and five years.

                                                                      1993                                       1992
                                                        -------------------------------         -------------------------------
                                                        Amortized             Estimated             Amortized         Estimated
(Dollars in thousands)                                       Cost          Market Value                  Cost      Market Value
Due in one year or less                                  $ 40,234              $ 40,725             $ 34,839           $ 35,902
Due after one year through five years                     150,139               153,508              127,877            133,089
Due after five years through ten Years                      2,975                 2,975               24,859             24,714
                                                         ----------------------------------------------------------------------
                                                          193,348               197,208              187,575            193,705
Mortgage-backed securities                                 43,367                44,915               61,337             63,096
                                                         ----------------------------------------------------------------------
                                                         $236,715              $242,123             $248,912           $256,801
                                                         ======================================================================


U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities having a market value of approximately $186,103,000 and $183,876,000 were pledged to secure bankruptcy deposits, securities sold under agreements to repurchase, and other liabilities as of December 31, 1993 and 1992, respectively. Proceeds from the sales of U.S. Treasury securities in the investment portfolio totaled $89 million during 1993 resulting in gross realized gains of $3.3 million on these sales. There were no sales of investment securities during 1992. There were approximately $76 million of U.S. Treasury securities classified as held for sale at December 31, 1993 which will be reclassified as available for sale on January 1, 1994 in response to the adoption of SFAS No. 115. The pre-tax unrealized gain on these securities was $2.8 million as of December 31, 1993.

4. INVESTMENTS IN REAL ESTATE

As of December 31, 1993, the Company owned a low-income housing project with a book value of approximately $16.8 million. The Company has elected to retain this project to help satisfy its commitment to contributing to the Southern California community redevelopment process; additionally, the Bank is able to utilize favorable tax credits. These tax credits, of which $1.5 million were utilized in 1993, amount to approximately $15 million in total credits over a ten year life. Through December 31, 1993, the Bank has utilized approximately $4 million in tax credits; however, the utilization of these tax credits is subject to certain alternative minimum tax restrictions.

23 | METROBANK

5. LOANS

The composition of the loan portfolio at December 31, 1993 and 1992 is as follows:

(Dollars in thousands)                                       1993                  1992
Commercial and industrial                                $123,988              $125,702
Real estate - other                                       286,767               255,971
Real estate - construction                                 40,184                46,463
Consumer                                                  106,327                91,681
Other                                                      10,403                 9,574
                                                         ------------------------------
                                                          567,669               529,391

Less:
Allowance for possible loan losses                         13,104                10,102
Deferred loan fees, net                                     1,440                 1,439
                                                         ------------------------------
                                                         $553,125              $517,850
                                                         ==============================

As of December 31, 1993 and 1992, the Bank had loans totaling approximately $5,476,000 and $4,922,000, respectively, on which it was not accruing income due to their delinquent status. If interest on non-accrual loans had been accrued, interest income would have increased approximately $167,000, $385,000 and $143,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

In the ordinary course of business, the Bank has granted loans to certain directors and entities with which these directors are associated. It is the Bank's policy that all such loans and commitments to lend be made under terms which are consistent with the Bank's lending policies applicable to third parties. As of December 31, 1993 and 1992, loans outstanding to related parties were approximately $13,609,000 and $12,249,000, respectively.

An analysis of the activity in the allowance for possible loan losses is summarized as follows:

(Dollars in thousands)                                       1993                  1992                    1991
Balance at beginning of year                              $10,102               $ 8,174                 $6,672
Provision for possible loan losses                          8,820                 5,200                  2,130
Loans charged off                                          (6,526)               (3,559)                (1,479)
Recoveries on loans previously charged off                    708                   287                    691
Reserve transferred from OREO                                   -                     -                    160
                                                          ----------------------------------------------------
Balance at end of year                                    $13,104               $10,102                 $8,174
                                                          ====================================================

6. OTHER REAL ESTATE OWNED

The composition of other real estate owned at December 31, 1993 and 1992 is as follows:

(Dollars in thousands)                                                             1993                    1992
Unimproved land                                                                  $2,735                 $ 4,336
Single family residences                                                              -                   2,139
Commercial/retail buildings                                                       3,429                   4,422
Industrial buildings                                                                500                   1,272
                                                                                 ------------------------------
                                                                                  6,664                  12,169
Less - valuation allowance                                                          919                   1,335
                                                                                 ------------------------------
                                                                                 $5,745                 $10,834
                                                                                 ==============================

An analysis of the activity in the valuation allowance is summarized as follows:

(Dollars in thousands)                                       1993                  1992                    1991
Balance at beginning of year                               $1,335                 $    -                  $160
Provision transferred to allowance for
  possible loan losses                                          -                      -                  (160)
Provision charged to operations                             2,026                  2,018                   638
Losses and valuation adjustments
  charged to allowance                                     (2,442)                  (683)                 (638)
                                                           ---------------------------------------------------
Balance at end of year                                     $  919                 $1,335                  $  -
                                                           ===================================================

24 | METROBANK

The Bank had $5,745,000 and $10,834,000 in real estate acquired in satisfaction of loans and insubstance foreclosures at December 31, 1993 and 1992, respectively. At December 31, 1992, a significant amount of real estate related to insubstance foreclosures which the Bank expected would be effectively abandoned, as the borrower had little or no economic interest to continue its involvement in the properties.

Foreclosure and holding costs, net of rental income, amounted to approximately $434,000, $203,000 and $148,000 during the years ended December 31, 1993, 1992, and 1991 respectively, and are included in other non-interest expense. Sales of other real estate owned resulted in a net gain of $95,000 in 1993, a net loss of $11,000 in 1992 and a net gain of $773,000 in 1991.

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1993 and 1992 are as follows:

(Dollars in thousands)                                       1993                  1992
Furniture, fixtures and equipment                          $4,010                $3,271
Leasehold improvements                                      3,369                 3,612
Automobiles                                                   129                     -
                                                           ----------------------------
                                                            7,508                 6,883
Less - accumulated depreciation and amortization            4,653                 3,763
                                                           ----------------------------
                                                           $2,855                $3,120
                                                           ============================


The amounts of depreciation and amortization included in non-interest expense were $999,000, $879,000 and $977,000 for the years ended December 31, 1993,
1992 and 1991, respectively, and are based on estimated lives of 3 to 20 years for furniture, fixtures and equipment, 6 to 20 years for leasehold improvements and 3 years for automobiles.

8. OTHER ASSETS

The composition of other assets at December 31, 1993 and 1992 is as follows:

(Dollars in thousands)                                       1993                  1992
Goodwill                                                   $    -               $   429
Prepaid expense                                               452                   425
Customer acceptances                                        2,209                 3,747
Accounts receivable                                            62                   635
Other assets                                                6,293                 7,822
                                                           ----------------------------
                                                           $9,016               $13,058
                                                           ============================

9. DEPOSITS

The composition of deposits at December 31, 1993 and 1992 is as follows:

(Dollars in thousands)                                       1993                  1992
Noninterest-bearing demand deposits                      $471,599              $396,521
NOW accounts                                               23,726                30,348
Money market demand accounts                              265,899               235,482
Savings deposits                                           13,677                19,742
Time certificates of $100,000 or more                      48,690                77,163
Other time certificates                                    61,795                42,607
                                                         ------------------------------
                                                         $885,386              $801,863
                                                         ==============================

Interest expense on time certificates of $100,000 or more was $1,922,000, $4,626,000 and $10,855,000 for the years ended December 31, 1993, 1992 and
1991, respectively.

25 | METROBANK

At December 31, 1993, the Bank had concentrations of deposits with escrow companies, title companies and insolvency trustees. A substantial portion of the Bank's demand deposits consist of funds deposited by escrow and title companies. To a large extent, these deposits are generated as a result of paying the cost of data processing and other services to assist these companies in accounting for Bank related financial transactions.

10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase agreements at December 31, 1993 and 1992 are as follows:

(Dollars in thousands)                                                          1993                  1992
Repurchase agreements                                                         $ 1,100               $ 2,695
Weighted average rate of repurchase agreements                                   2.50%                 2.94%
Maximum month-end balance outstanding                                         $86,140               $29,466
Average outstanding balance during the year                                   $22,530               $34,272
Weighted average rate during the year                                            3.25%                 3.74%
Investment securities collateralizing repurchase agreements:
  Par value                                                                   $ 1,200               $ 2,530
  Market value                                                                $ 1,334               $ 2,727
                                                                              =============================

All outstanding repurchase agreements at December 31, 1993 mature on or before January 3, 1994.

All securities underlying repurchase agreements are held in safekeeping by broker/dealers, and all agreements are to repurchase the same securities. It is Management's policy to enter into repurchase agreements only with primary broker/dealers.

11. OTHER LIABILITIES

The composition of other liabilities at December 31, 1993 and 1992 is as follows:

(Dollars in thousands)                                       1993                  1992
Customer acceptances                                       $2,209               $ 3,747
Accrued expenses                                            1,475                 3,160
Accrued customer expense                                      947                   757
Mortgage payable                                               --                 1,653
Guarantee of ESOP loan                                        288                   863
Other liabilities                                             329                   622
                                                           ----------------------------
                                                           $5,248               $10,802
                                                           ============================

12. LEASE COMMITMENTS AND CONTINGENCIES

The Bank leases certain office facilities from non-affiliated parties under operating leases expiring at various times through the year 2002, with options to renew through the year 2012.

As of December 31, 1993, the approximate future lease rentals payable under noncancelable operating lease contracts are as shown in the following chart.

(Dollars in thousands)                                  Obligations
Year ending December 31
1994                                                      $ 2,904
1995                                                        2,782
1996                                                        1,798
1997                                                        1,798
1998                                                        1,798
1999 and thereafter                                         4,990
                                                          -------
                                                          $16,070
                                                          =======

The amounts shown in the chart do not include future increases in rental amounts, if any, based on changes in the Consumer Price Index and building operating costs, as provided in the leases.

26 | METROBANK

Annual rental expense from these lease commitments was approximately $3,006,000, $2,824,000 and $2,844,000 during the years ended December 31, 1993,
1992 and 1991, respectively.

The Bank is involved in various legal proceedings arising from the normal course of business. In the opinion of Management and the Bank's legal counsel, the disposition of pending litigation will not have a material adverse effect on the Bank's financial position.

13. SHAREHOLDERS' EQUITY

Stock Options
479,395 shares of authorized but unissued common stock are reserved for issuance to key employees under a stock option plan adopted in April of 1982 (the Incentive Plan). On December 23, 1988, Metrobank adopted a 1988 Stock Option Plan under which 800,000 shares of authorized but unissued stock are reserved for issuance to certain key employees and directors of the Bank and subsidiaries. The purchase price of stock under the plans may not be less than the fair market value of such stock at the time such option is granted.
Options presently issued under these plans are exercisable in such installments and expire on such dates as the Board of Directors may determine, but not later than ten years from the date of grant. The Stock Option Plan has been designed to qualify options granted thereunder as incentive stock options, but does not preclude the granting of non-qualified options.

The following table summarizes stock option activity for the year ended December 31, 1993:

                                                                                                                              Shares
                              Outstanding at                                           Outstanding at   Exercisable at     Available
                                December 31,                                             December 31,     December 31,    for Future
                                        1992          Granted   Exercised   Canceled             1993             1993         Grant
1988 Stock Option Plan:
   Shares                            317,750           17,000       --       16,000           318,750           237,125      479,500
   Option price per share       $7.13-$11.88    $12.13-$12.87       --       $10.00      $8.00-$10.00      $7.13-$11.88
Incentive Plan:
   Shares                            313,800               --    2,500           --           311,300            311,00           --
   Option price per share       $8.00-$10.00               --    $8.50           --      $8.00-$10.00      $8.00-$10.00           --
                                ====================================================================================================


Employee Stock Ownership Plan and Trust
The Bank maintains an Employee Stock Ownership Plan and Trust for eligible employees, under which, at the discretion of the Board of Directors, an amount not to exceed 15 percent of the salaries of all employees may be contributed each plan year. During 1993, the Employee Stock Ownership Plan and Trust paid down its borrowing utilized for the purchases of additional shares of Metrobank stock from $863,000 to $288,000. For Financial reporting purposes, the loan is considered guaranteed by the Bank and is therefore shown as a reduction of capital. The terms of the loan agreement require the Trust to pay principal and interest quarterly on its outstanding borrowing to fully amortize the line
of credit beginning in September 1991.   Inasmuch as the Trust does not have
the liquidity to fund principal and interest payments on the borrowing, the Bank made payments of approximately $575,000, $593,000, and $401,000 during 1993, 1992 and 1991, respectively, to fund the scheduled note reduction. These loan payments represented the Bank's contributions in each of those years.

Dividend Restrictions
The Financial Code of the State of California provides that dividends paid in any one year may not exceed the lesser of the Bank's undivided profits or the net income for the prior three years, less cash distributions to shareholders during such period. As of December 31, 1993, approximately $10,252,000 of undivided profits are available for dividends.

Preferred Stock
The Bank is authorized to issue up to 15,000,000 shares of preferred stock, no par value, in one or more series. The Board of Directors is authorized to establish the terms and conditions of the preferred stock prior to issuance. As of December 31, 1993, no shares were outstanding.

27 | METROBANK

14.  OTHER NON-INTEREST EXPENSE

The following is a breakdown of other non-interest expense for the years ended December 31, 1993, 1992 and 1991:

(Dollars in thousands)                                               1993                1992           1991
Professional services                                             $ 2,439            $ 2,441         $ 1,932
Professional services to customers                                  6,714              5,723           6,607
Promotion expense                                                   1,247              1,067             894
Low income housing project expense                                  1,594              1,744           1,274
Office supplies and equipment                                       1,166              1,257           1,087
Regulatory assessments                                              2,017              1,754           1,499
Other real estate owned costs                                         434                203             148
Other                                                               3,167              2,879           2,398
                                                                  ------------------------------------------
                                                                  $18,778            $17,068         $15,839
                                                                  ==========================================

15. INCOME TAXES

The provision for taxes for the years ended December 31, 1993, 1992 and 1991 for financial reporting purposes was as follows:

(Dollars in thousands)                                               1993                1992           1991
Current:
  Federal                                                        $ 2,197              $ 2,257         $1,031
  State                                                            1,121                1,114            932
                                                                 -------------------------------------------
                                                                   3,318                3,371          1,963
Deferred:
  Federal                                                         (1,849)              (1,523)           197
  State                                                             (301)                (349)           (96)
                                                                 -------------------------------------------
                                                                  (2,150)              (1,872)           101
                                                                 $ 1,168              $ 1,499         $2,064
                                                                 ===========================================

Deferred taxes arise from temporary differences in the recognition of revenues, expenses and tax credits for tax and financial reporting purposes. The tax effects of principal items affecting deferred taxes were as follows:

(Dollars in thousands)                                                1993                1992           1991
Loan losses                                                     $(1,211)              $  (852)         $(613)
Depreciation                                                          3                    39            486
OREO writedowns                                                       7                (1,093)             -
Discount accretion                                                 (468)                  (61)           297
State franchise tax                                                  95                    38            (27)
Other, net (1)                                                     (576)                   57            (42)
                                                                --------------------------------------------
                                                                $(2,150)              $(1,872)         $ 101
                                                                ============================================

(1)  Includes the $350,000 effect of adopting SFAS No. 109 during 1993.

The provision for income taxes differs from the amounts using the Federal statutory tax rate of 34 percent for the years ended December 31, 1993, 1992 and 1991, as follows:

                                                          1993                      1992                      1991
                                                   ------------------        ------------------        -------------------
(Dollars in thousands)                             Amount      Rate          Amount      Rate          Amount       Rate
Federal income tax expense at statutory rate       $2,442       34.0%        $2,467       34.0%        $2,576        34.0%
Tax exempt income, net of exclusion                    (7)      -0.1             (6)      -0.1            (10)       -0.1
State franchise taxes, net of federal benefit         541        7.5            510        7.0            548         7.2
Other, net                                           (358)      -4.9             28        0.4             12         0.2
                                                   ----------------------------------------------------------------------
Provision for income taxes                          2,618       36.5          2,999       41.3          3,126        41.3
Income tax credit                                  (1,450)     -20.2         (1,500)     -20.6         (1,062)      -14.1
                                                   ----------------------------------------------------------------------
Net provision for income tax                       $1,168       16.3%        $1,499       20.7%        $2,064        27.2%
                                                   ======================================================================

28 | METROBANK

Deferred tax assets and deferred tax liabilities as of January 1, 1993 and December 31, 1993 are as follows:

Dollars in thousands                           December 31, 1993      January 1, 1993
Deferred tax assets
   Loan losses                                            $5,518               $4,307
   OREO writedowns                                           892                  899
   State franchise tax                                         2                   97
   Other                                                     149                  171
                                                          ---------------------------
      Total deferred tax assets                            6,561                5,474
Deferred tax liabilities
   Depreciation                                              597                  594
   Discount accretion                                        757                1,225
   Other                                                     190                  788
                                                          ---------------------------
      Total deferred tax liabilities                       1,544                2,607
                                                          ---------------------------
         Net deferred tax asset                           $5,017               $2,867
                                                          ===========================

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent credit risk are as follows:

                                                            Notional Amount
                                                        ----------------------
(Dollars in thousands)                     December 31,     1993          1992
Commitments to extend credit                            $119,157       $94,666
Standby letters of credit                                  3,444         4,081
                                                        ----------------------
                                                        $122,601       $98,747
                                                        ======================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and various forms of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds marketable securities and property as collateral supporting those commitments for which collateral is deemed necessary.


29 | METROBANK

17.  CONCENTRATION OF CREDIT RISK

At December 31, 1993, approximately $327 million of the Bank's loan portfolio was collateralized by various forms of real estate compared to $302 million at December 31, 1992. This amounts to 58% and 57% of the total loan portfolio, respectively. The Bank attempts to reduce its concentration of credit risk by making loans which are diversified by project type and geographic locations throughout Southern California. While management believes that the collateral presently securing these loans is adequate, there can be no assurances that a significant deterioration in the Southern California real estate economy would not expose the Bank to a significantly greater degree of credit risk.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure, if practicable, of the fair value of certain financial instruments, both on and off balance sheet, and the methods and significant assumptions used to estimate those fair values. In the case of financial instruments for which it is not practicable to estimate the fair value, the Bank is required to disclose information pertinent to estimating the fair value such as interest rates and maturity, and also state the reasons why it is not practicable to estimate fair value.

In the statement, the FASB says the "fair values of financial instruments depict the market's assessment of the present value of net future cash flows directly or indirectly embodied in them, discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur." The information about fair value is said to better enable "investors, creditors, and other users to assess the consequences of an entity's investment and financing strategies, that is, to assess its performance."

Nonetheless, there are several factors which users of these financial statements should keep in mind. First, the statement acknowledges that there are uncertainties inherent in the process of estimating fair value of financial instruments. Secondly, the statement covers only financial instruments, not other assets like premises and equipment, the fair value of which might differ significantly from the amounts at which they are carried in an entity's financial statements. Thirdly, the Bank must exclude from its estimate of the fair value of deposit liabilities any consideration of its ongoing customer relationships which provide stable sources of investable funds. Lastly, the statement does not address means of evaluating an entity's performance in areas other than the management of financial instruments, for example, the ability to generate non-interest income and the control of non-interest expense. For these reasons, users are advised not to regard the disclosure of the fair market value of financial instruments as in any way equivalent to a valuation of the Bank as a whole.

The following assumptions were used to estimate the fair value of each financial instrument listed below:

Cash and Cash Equivalents
For these short term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These cash flow assumptions include adjustments to reflect estimates of uncollectible amounts.


30 | METROBANK

Deposits
The fair value of demand deposits, money market, NOW and savings accounts is the amount payable on demand at December 31, 1993. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold Under Agreement to Repurchase and Federal Funds Purchased
For these short term borrowings, the carrying amount is a reasonable estimate of their fair value.

Commitments to Extend Credit and Stand-by Letters of Credit
The fair value of letters of credit is based on fees currently charged for similar agreements. The utilization of a loan commitment is at the option of the borrower, and to the extent a borrower exercises that option, the loans are being written at rates comparable to current market rates. As such, these commitments have no fair value.


                                                                                          Carrying
(Dollars in thousands)                                        December 31, 1993             Amount    Fair Value
FINANCIAL ASSETS
Cash and cash equivalents                                                                 $126,148      $126,148
Investment securities                                                                      236,715       242,123
Loans                                                                                      553,125       553,384

FINANCIAL LIABILITIES
Deposits                                                                                   885,386       885,460
Securities sold under agreement to repurchase &
 federal funds purchased                                                                     1,100         1,100

UNRECOGNIZED FINANCIAL INSTRUMENTS
Commitments to extend credit                                                                    --            --
Standby letters of credit                                                                 $     --      $     68

                                                                                          Carrying
                                                              December 31, 1992             Amount    Fair Value
FINANCIAL ASSETS
Cash and cash equivalents                                                                 $ 86,164      $ 86,164
Investment securities                                                                      248,912       256,801
Loans                                                                                      517,850       518,000

FINANCIAL LIABILITIES
Deposits                                                                                   801,863       801,835
Securities sold under agreement to repurchase &
  federal funds purchased                                                                   32,695        32,695

UNRECOGNIZED FINANCIAL INSTRUMENTS
Commitments to extend credit                                                                    --            --
Standby letters of credit                                                                 $     --      $     80



19. REGULATORY MATTERS

On July 6, 1993, the Bank entered into a Memorandum of Understanding (MOU) with the Federal Deposit Insurance Corporation (FDIC) which requires that certain actions be taken. The FDIC has mandated that the Bank reduce specified classified assets over a twelve-month period, maintain a tier-1 leverage ratio of at least 6.5%, and reduce its dependence on volatile liabilities to specified levels over time (volatile liabilities are defined as brokered deposits, money desk deposits, time deposits greater than or equal to $100,000, federal funds purchased, repurchase agreements and other borrowings and debt due in one year or less). The Bank must also seek regulatory approval prior to paying cash dividends. As of December 31, 1993, the Bank was in compliance with all of these requirements stipulated in the MOU and has requested and received approval to pay dividends for the past three quarters.

31 | METROBANK

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data follows (in thousands except per share amounts):


Three months ended                             March 31,      June 30,      September 30,      December 31,
1993
Net interest income                              $11,785       $12,057           $12,262            $12,321
Provision for possible loan losses                 1,520         3,915             2,360              1,025
Noninterest income                                 2,544         2,649             3,089              1,301
Noninterest expense                               10,859         9,317            10,962             10,867
Net earnings                                       1,490         1,100             1,450              1,975
Earnings per share                               $  0.31       $  0.23           $  0.30            $  0.42
                                          -----------------------------------------------------------------
1992
Net interest income                              $10,540       $11,536           $11,534            $12,413
Provision for possible loan losses                   675         1,650             2,400                475
Noninterest income                                 1,398         1,321             1,398              1,544
Noninterest expense                                9,507         9,962             8,781             10,977
Net earnings                                       1,408         1,097             1,404              1,849
Earnings per share                               $  0.30       $  0.22           $  0.30            $  0.39

SECURITIES ACTIVITY

The Bank is a member of the American Stock Exchange and its common stock is traded under the symbol of MBN.

The following table reflects the market price for the Bank's common stock for each period presented.


                                                 1993                  1992
                                          ----------------      ----------------
                                            High       Low        High       Low

First quarter                             $12.88    $11.13      $12.88    $ 8.63
Second quarter                             13.00     10.00       12.38     11.00
Third quarter                              10.88      9.25       11.88      9.88
Fourth quarter                             12.38      9.75       12.13      9.63
                                          --------------------------------------



The Bank had approximately 429 record holders of its common stock as of January 31, 1994. On February 23, 1993, the Bank declared a cash dividend of $.15 per share to shareholders of record on April 1, 1993, payable on April 20, 1993. On June 8, 1993, the Bank declared a second cash dividend of $.15 per share to shareholders of record on July 1, 1993, payable on July 20, 1993. On October 4, 1993, the Bank declared a third cash dividend of $.15 per share to shareholders of record on October 25, 1993, payable on November 8, 1993.

SHAREHOLDER INFORMATION

The Annual Meeting of Shareholders of Metrobank will be held at the Bank's Headquarters Office, 10900 Wilshire Boulevard, Los Angeles, California 90024, on May 24, 1994 at 4:00 P.M. All shareholders are cordially invited to attend.

AUDITORS

Arthur Andersen & Co., Los Angeles, California

CORPORATE SECRETARY

Sharon L. Canup, Corporate Senior Vice President

LEGAL COUNSEL

Buchalter, Nemer, Fields & Younger, Los Angeles, California
Loeb and Loeb, Los Angeles, California

TRANSFER AGENT

First Interstate Bank of California, Stock Transfer Department, 707 Wilshire Boulevard, Los Angeles, California 90017

For shareholder and stock information, please contact Sharon Canup, Corporate Secretary (310) 824-5700.

A copy of the Bank's Annual Report on Form F-2 as filed with the Federal Deposit Insurance Corporation may also be obtained without charge by writing
Ms. Canup at Metrobank, 10900 Wilshire Boulevard, Los Angeles, California 90024.



32 | METROBANK

METROBANK MANAGEMENT





BOARD OF DIRECTORS                                 COMMERCIAL DIVISION                       METROBANK OFFICES

David L. Buell                                     Paul W. Stroube                           Headquarters Office
Chairman and Chief Executive Officer               Executive Vice President                  10900 Wilshire Boulevard
Metrobank                                          Headquarters Office                       Los Angeles, CA 90024
                                                                                             (310) 824-5700

Peter B. Caloyeras                                 William F.G. Carroll
President                                          Regional Vice President                   Orange County Regional Head Office
Magnetika, Inc.                                    Orange County Regional Head Office        5000 Birch Street
                                                                                             Newport Beach, CA 92660
Seymour J. Carr, DMD                               David M. Frandsen                         (714) 955-5400
Professor (Emeritus)                               Regional Vice President
University of California, Los Angeles              San Fernando Valley                       San Diego Regional Head Office
                                                   Regional Head Office                      3131 Camino del Rio North
James W. Hobson                                                                              San Diego, CA 92108
Vice Chancellor (Emeritus)                         Kenneth J. Cooke                          (619) 563-9400
University of California, Los Angeles              Regional Vice President
                                                   San Diego Regional Head Office            San Fernando Valley Regional
Rudy B. Markmiller                                                                           Head Office
President                                          Anita R. Smith                            21530 Oxnard Street
Network Courier Services                           Regional Vice President                   Woodland Hills, CA 91367
                                                   South Bay Regional Head Office            (818) 587-5200
Robert L. Mayer
President                                          Steve M. Saylor                           South Bay Regional Head Office
The Robert Mayer Corporation                       Corporate Senior Vice President           21535 Hawthorne Boulevard
                                                   Deposit Administration                    Torrance, CA 90503
Wallace Wong                                                                                 (310) 316-7111
Chief Executive Officer                            Cheryl K. wolford
Cal-American Medical Supplies                      Senior Vice President                     Administrative Offices
                                                   Fiduciary Services Department             19191 S. Vermont Avenue
Sharon L. Canup                                                                              Torrance, CA 90502
Corporate Secretary and                            LOAN DIVISION                             (310) 516-9700
Corporate Senior Vice President
                                                   Paul B. Alexander                         Operations Center
ADMINISTRATIVE DIVISION                            Executive Vice President and              350 S. Figueroa Street
                                                   Chief Credit Officer                      Suite 180
Robert P. Bulseco                                                                            Los Angeles, CA 90071
President and                                      Mesfin Ayenew                             (213) 250-2000
Chief Administrative Officer                       Group Vice President
                                                   Real Estate Group
David P. Malone
Executive Vice President and                       Frank D. DiTomaso
Chief Financial Officer                            Senior Vice President
                                                   Asset-Based Loan Department
Pamela L. Citron
Corporate Senior Vice President                    John S. Harris
and Cashier                                        Senior Vice President
                                                   Trade Finance
Douglas P. Krause
Senior Vice President                              Gordon Smith
and General Counsel                                Group Vice President
                                                   Indirect Loan Group
